Exhibit 99.6

CRESCO LABS INC.
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021
(Expressed in United States Dollars)

Cresco Labs Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Cresco Labs Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Cresco Labs Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP
Marcum LLP (PCAOB ID: 688)
We have served as the Company’s auditor since 2019.

Chicago, IL, USA

March 21, 2023

Cresco Labs Inc. Consolidated Balance Sheets As of December 31, 2022 and 2021 (In thousands of United States Dollars, except share and per share amounts)

	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$119,341	$223,543
Restricted cash	2,169	2,559
Accounts receivable, net	56,492	43,379
Inventory, net	134,608	136,643
Loans receivable, short-term	447	1,312
Prepaid expenses	9,420	10,665
Other current assets	3,569	3,654
Total current assets	326,046	421,755
Non-current assets:
Property and equipment, net	379,722	369,092
Right-of-use assets	128,264	88,017
Intangible assets, net	407,590	437,644
Loans receivable, long-term	823	505
Investments	1,228	5,912
Goodwill	330,555	446,767
Deferred tax asset	26	6,561
Other non-current assets	9,438	4,210
Total non-current assets	1,257,646	1,358,708
TOTAL ASSETS	$1,583,692	$1,780,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$28,093	$32,278
Accrued liabilities	65,161	95,442
Short-term borrowings	18,812	19,928
Income tax payable	94,842	46,949
Current portion of lease liabilities	26,124	20,792
Deferred consideration, contingent consideration and other payables, short-term	47,834	71,833
Derivative liabilities, short-term	—	1,172
Total current liabilities	280,866	288,394
Non-current liabilities:
Long-term notes and loans payable, net	469,055	465,079
Lease liabilities	156,180	118,936
Deferred tax liability	75,138	85,666
Deferred consideration, long-term	7,770	17,651
Other long-term liabilities	7,000	7,001
Total non-current liabilities	715,143	694,333
TOTAL LIABILITIES	$996,009	$982,727

COMMITMENTS AND CONTINGENCIES (Note 15)

SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; 500,000 Shares authorized, issued and outstanding at December 31, 2022 and December 31, 2021, respectively
Subordinate Voting Shares, no par value; Unlimited shares authorized; 281,147,586 and 270,033,270 issued and outstanding at December 31, 2022 and 2021, respectively
Proportionate Voting Shares[1], no par value; Unlimited shares authorized; 20,082,384 and 20,667,206 issued and outstanding at December 31, 2022 and 2021, respectively
Special Subordinate Voting Shares[2], no par value; 639 Shares authorized, issued and outstanding at December 31, 2022 and 2021, respectively
Share capital	1,704,630	1,597,715
Accumulated other comprehensive loss	(1,393)	(254)
Accumulated deficit	(1,076,198)	(841,907)
Equity of Cresco Labs Inc.	627,039	755,554
Non-controlling interests	(39,356)	42,182
TOTAL SHAREHOLDERS’ EQUITY	587,683	797,736
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,583,692	$1,780,463
1 Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
2 Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Operations For the Years Ended December 31, 2022 and 2021 (In thousands of United States Dollars, except share and per share amounts)

	Year ended December 31,
	2022	2021
Revenues, net	$842,681	$821,682

Costs of goods sold	435,668	415,335

Gross profit	407,013	406,347

Operating expenses:
Selling, general and administrative	350,653	317,804
Impairment loss	140,655	305,894

Total operating expenses	491,308	623,698

Loss from operations	(84,295)	(217,351)

Other expense, net:
Interest expense, net	(57,837)	(51,211)
Other income, net	15,227	13,031
Loss from equity method investments	—	(1,196)

Total other expense, net	(42,610)	(39,376)
Loss before income taxes	(126,905)	(256,727)
Income tax expense	(88,938)	(40,107)
Net loss	$(215,843)	$(296,834)
Net income attributable to non-controlling interests, net of tax	(3,796)	22,763
Net loss attributable to Cresco Labs Inc.	$(212,047)	$(319,597)

Net loss per share - attributable to Cresco Labs Inc. shareholders:

Basic and diluted loss per share	$(0.71)	$(1.22)
Basic and diluted weighted average number of shares outstanding	298,161,665	262,326,138
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Comprehensive Loss For the Years Ended December 31, 2022 and 2021 (In thousands of United States Dollars)

	Year ended December 31,
	2022	2021
Net loss	$(215,843)	$(296,834)

Foreign currency translation differences, net of tax	(1,139)	393
Total comprehensive loss for the period	$(216,982)	$(296,441)

Comprehensive income attributable to non-controlling interests, net of tax	(3,796)	22,763
Total comprehensive loss attributable to Cresco Labs Inc.	$(220,778)	$(273,678)
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Changes in Shareholders’ Equity For the Years Ended December 31, 2022 and 2021 (In thousands of United States Dollars)

	Share capital	Accumulated deficit	Accumulated other comprehensive loss, net of tax	Non-controlling interests	Total
Balance as of January 1, 2021	$802,264	$(328,380)	$(647)	$102,095	$575,332
Exercise of options and warrants	6,947	—	—	—	6,947
Equity-based compensation	28,215	—	—	—	28,215
Employee taxes on certain share-based payment arrangements	11,458	—	—	—	11,458
Income tax reserve	—	311	—	—	311
Payable pursuant to tax receivable agreements	(1,803)	—	—	—	(1,803)
Tax benefit from shareholder redemptions	1,983	—	—	—	1,983
Equity issued related to acquisitions	380,452	—	—	—	380,452
Private placement issuance, net of costs	123,469	—	—	—	123,469
Equity issuances	15,521	—	—	—	15,521
Distributions to non-controlling interest holders	25,877	(1,985)	—	(71,600)	(47,708)
Cresco LLC shares redeemed	203,332	(192,256)	—	(11,076)	—
Foreign currency translation	—	—	393	—	393
Net income (loss)	—	(319,597)	—	22,763	(296,834)
Ending Balance as of December 31, 2021	$1,597,715	$(841,907)	$(254)	$42,182	$797,736
Exercise of options and warrants	698	—	—	—	698
Equity-based compensation	23,761	—	—	—	23,761
Employee taxes withheld on certain share-based payment arrangements	(427)	—	—	—	(427)
Income tax reserve	—	155	—	—	155
Payable pursuant to tax receivable agreements	597	—	—	—	597
Tax benefit from shareholder redemptions	(1,239)	—	—	—	(1,239)
Equity issued related to acquisitions	34,708	—	—	—	34,708
Distributions to non-controlling interest holders	31,379	(5,230)	—	(77,473)	(51,324)
Cresco LLC shares redeemed	17,438	(17,169)	—	(269)	—
Foreign currency translation	—	—	(1,139)	—	(1,139)
Net income (loss)	—	(212,047)	—	(3,796)	(215,843)
Ending Balance as of December 31, 2022	$1,704,630	$(1,076,198)	$(1,393)	$(39,356)	$587,683
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Consolidated Statements of Cash Flows For the Years Ended December 31, 2022 and 2021 (in thousands of United States Dollars)

	Year ended December 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(215,843)	$(296,834)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	51,930	38,640
Amortization of operating lease assets	5,795	6,309
Bad debt expense and provision expense for expected credit loss	1,700	3,544
Share-based compensation expense	23,221	27,536
Loss (gain) on investments	4,615	(930)
Loss (gain) on changes in fair value of deferred and contingent consideration	5,667	(14,775)
Gain on derivative instruments and warrants	(1,184)	(16,663)
Impairment loss	140,655	305,894
Loss on inventory write-offs and provision	7,358	2,669
Change in deferred taxes	(4,643)	(34,931)
Accretion of discount and deferred financing costs on debt arrangements	3,951	11,304
Loss on debt extinguishment	—	10,342
Foreign currency (gain) loss	(940)	730
Loss on disposal of property and equipment	2,635	—
Gain on lease termination and sale and leaseback transaction	(19,630)	—
Other losses, net of gains	—	721
Changes in operating assets and liabilities:
Accounts receivable	(14,776)	(10,964)
Inventory	(2,668)	(18,420)
Other assets	(4,512)	(6,215)
Accounts payable and other accrued expenses	10,700	21,155
Operating lease liabilities	(22,073)	(16,436)
Other current liabilities	—	(90)
Income taxes payable	46,783	1,901
NET CASH PROVIDED BY OPERATING ACTIVITIES	18,741	14,487
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(83,026)	(93,875)
Purchase of intangibles	(3,106)	(3,178)
Proceeds from sale and leaseback transactions and tenant improvement allowances	47,914	33,157
Payment of acquisition consideration, net of cash acquired	(1,135)	(75,814)
Proceeds from disposals of property and equipment	1,322	—
Proceeds from divestiture, net of cash transferred	—	69
Receipts from collections of loans and advances	2,654	2,000
Loans and/or advances for entities to be acquired	(1,200)	(26,292)
NET CASH USED IN INVESTING ACTIVITIES	(36,577)	(163,933)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from January 2021 private placement offering	—	124,105
Proceeds from exercise of stock options, warrants and sell-to-cover shares	3,215	20,096
Proceeds from the issuance of long-term debt	—	387,000
Payment of debt, financing issuance costs and non-extending lender fees	—	(6,461)
Payment of debt prepayment and debt extinguishment costs	—	(16,202)
Repayment of debt	—	(200,000)
Payment of acquisition-related contingent consideration	(4,927)	—
Distributions to non-controlling interest redeemable unit holders	(82,505)	(69,803)
Payments for taxes related to net share settlements of restricted stock units	—	(143)
Principal payments on finance lease obligations	(2,426)	(3,587)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(86,643)	235,005
Effect of exchange rate changes on cash and cash equivalents	(113)	(231)
Net (decrease) increase in cash and cash equivalents	(104,592)	85,328
Cash and cash equivalents and restricted cash, beginning of year	226,102	140,774
Cash and cash equivalents, end of year	119,341	223,543
Restricted cash, end of year	2,169	2,559
Cash and cash equivalents and restricted cash, end of year	$121,510	$226,102

Cresco Labs Inc. Consolidated Statements of Cash Flows For the Years Ended December 31, 2022 and 2021 (in thousands of United States Dollars)

	Year ended December 31,
	2022	2021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE YEAR FOR:
Income tax, net	$46,756	$73,955
Interest	53,651	39,118

NON-CASH TRANSACTIONS:
Issuance of shares, stock options and warrants under business combinations and acquisitions	$—	$380,452
Non-cash consideration for business combination	34,708	47,921
Non-controlling interests redeemed for equity	357	11,074
Increase to net lease liability	26,487	28,143
Receivable related to purchase price adjustment	797	—
Liability incurred to purchase property, equipment and intangibles	8,664	7,207
Cashless exercise of stock options and warrants	1,821	3,879
Unpaid declared distributions to non-controlling interest redeemable unit holders	9,896	36,450
Receivable related to financing lease transaction	612	1,117
Liability incurred for debt, financing issuance costs and non-extending lender fees	—	7,000
Liability incurred in accordance with tax receivable agreement	1,053	1,804
Issuance of shares for non-solicitation intangible asset	—	3,000
Issuance of shares for settlement	—	12,790
The accompanying notes are an integral part of these consolidated financial statements.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. (“Randsburg”) was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Arizona, New York, Massachusetts, Michigan, Florida and Maryland pursuant to the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; the Ohio Medical Marijuana Control Program; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the Arizona Medical Marijuana Act and the Smart and Safe Arizona Act; the New York Marihuana Regulation and Taxation Act; the Massachusetts Regulation and Taxation of Marijuana Act, the Massachusetts Act for the Humanitarian Medical Use of Marijuana and the Massachusetts Act to Ensure Safe Access to Marijuana; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act and the Michigan Marihuana Tracking Act; the Florida Compassionate Medical Cannabis Act; and the Maryland Medical Cannabis Law, respectively.

On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of SVS and create the classes of PVS and Super Voting Shares (“MVS”).
Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC, a series of transactions were completed on November 30, 2018, resulting in a reorganization of Cresco Labs, LLC and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco Labs. The Transaction constituted a reverse takeover of Randsburg by Cresco Labs, LLC under applicable securities laws. Cresco Labs, LLC was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Cresco LLC limited liability agreement (“Pre-Combination LLC Agreement”). The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.
The Company trades on the Canadian Securities Exchange under the ticker symbol “CL,” on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
(b)Basis of Measurement
The accompanying consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain equity method investments as well as certain loans receivable, investments, derivative instruments and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.
(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income, net in the Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., C$) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Consolidated Balance Sheets.
(d)Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of December 31, 2022:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc.	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
River Distributing Co., LLC	California	Distribution	100%
FloraCal	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
CannCure Investments Inc.	Ontario, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC (One Plant Florida)	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

Entity	Location	Purpose	Percentage Held
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Worcester, Inc	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Burncoat, Inc.	Massachusetts	Holding Company	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
Good News Holdings, LLC	Illinois	Holding Company	100%
Wonder Holdings, LLC	Illinois	Holding Company	100%
JDRC Seed, LLC	Illinois	Holding Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	58%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona	Cultivation, Production and Dispensary Facility	100%
AFS Maryland, LLC	Maryland	Production Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%
(a) Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Consolidated Statements of Operations and in the Consolidated Statements of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
(e)Cash and Cash Equivalents
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash and cash on hand at retail locations. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents and mainly consist of certificates of deposits.
(f)Restricted Cash
Restricted cash represents amounts held in escrow related to investments, acquisitions and building improvements.
(g)Accounts Receivable
Accounts receivable are recorded net of allowance for doubtful accounts. The Company estimates the allowance for doubtful accounts based on contractual payment terms, actual payment history of its customers, current economic conditions and individual customer circumstances. Accounts receivable are evaluated quarterly and an allowance is recorded as needed. When a receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations. See Note 16 for further discussion.
(h)Inventory
Inventory is primarily composed of raw materials (cannabis and non-cannabis), work-in-process and finished goods.
Inventory is recorded at the lower of cost or net realizable value, with cost determined using the weighted average cost method. For manufactured inventory, costs incurred during the growing and production of cannabis and cannabis-based products are capitalized, net of yield adjustments, as incurred to the extent that costs are less than net realizable value. These costs include, but are not limited to, materials, labor, overhead costs, cannabis taxes and depreciation expense on equipment involved in manufacturing, packaging, labeling, inspection and testing. Costs related to purchased finished goods are recorded at cost, including freight. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value.
(i)Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Land is recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. The Company evaluates the recoverability of property, plant and equipment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. In those cases, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, the Company will determine the fair value of the

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
assets within the asset group and record an impairment loss calculated as the excess in carrying value over fair value. Equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvement. Any gain or loss arising from derecognition or impairment of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the accompanying Consolidated Statements of Operations. The Company assesses property and equipment for indicators of impairment throughout the reporting period. See Note 4 for additional details.

Category	Estimated Useful Life
Leasehold Improvements	1 - 15 years
Machinery and Equipment	5 - 15 years
Furniture and Fixtures	3 - 8 years
Vehicles	5 years
Website and Software	3 - 7 years
Computer Equipment	3 - 7 years
Buildings and Building Improvements	5 - 39 years
Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.
(j)     Intangible Assets
Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation/control. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Costs incurred during the year to renew or extend the term of a recognized intangible asset are included within additions and are amortized on a straight-line basis over the useful lives of the permit or license renewal period. See Note 7 for additional details. Intangible assets are amortized over the following terms:

Category	Estimated Useful Life
Customer Relationships	7 - 19 years
Non-Compete Agreements	4 - 5 years
Trade Names	10 years
Permit Application Fees	1 - 2 years
Non-Solicitation Agreements	1 - 2 years
The estimated useful lives and residual values are reviewed at each year end and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses which represent the future benefits associated with the Company’s cultivation, processing and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.
Definite-lived intangible assets are tested for impairment when there is an indication of impairment. Indefinite-lived intangible assets are tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment.
For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units, determined based on the smallest identifiable group of assets that generate cash inflows and outflows that are largely independent of cash inflows from other assets or group of assets.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(k)     Equity Method Investments
The Company determines how to account for investments based on the level of control or significant influence it has over the investee. If the Company determines it has control, then the investee is consolidated. Investees in which the Company has significant influence, but no control, are considered equity method investments. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but without control or joint control over those policies. Investments in equity method investments are accounted for using the equity method of accounting. Interests in equity method investments accounted for using the equity method are initially recognized at cost. The carrying value is then adjusted for the Company’s share of comprehensive loss, additional contributions to the investee and additional distributions from the investee. The carrying value of equity method investments is assessed for impairment at each balance sheet date. The Company’s investments in equity-accounted investees are classified within Investments in the Consolidated Balance Sheets.
Investments in which the Company does not have significant influence or control are first recognized at cost. At each reporting period, the investment balances are adjusted to fair value, with changes in value recognized through profit and loss. See Note 6 for additional information.
(l)     Goodwill
Goodwill represents the excess of the purchase price paid for the acquisition of a business over the fair value of the net assets acquired. Goodwill is allocated to the reporting unit or reporting units, which are expected to benefit from the synergies of the combination.
Goodwill is not subject to amortization and is tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment may have occurred. For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to reporting units or groups of reporting units representing the lowest level at which the assets generate cash inflow and outflow independent of other assets. An impaired asset is written down to its estimated fair value based on the most recent information available. The Company assesses the fair values of its reporting units using an income-based approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, and the allocation of shared or corporate costs. The impairment review, which is performed October 1 of each year, begins with a qualitative assessment of all reporting units. If the Company determines, based on weighting of all available evidence, that a reporting unit’s carrying value may exceed its fair value at the testing date, the Company performs a quantitative impairment assessment. If the carrying value of these intangible assets or the reporting unit exceeds the fair values, the Company would record an impairment charge based on the excess of the carrying value over the fair value. See Note 7 for additional details.

As of December 31, 2022, the Company has no goodwill recorded that is expected to be tax deductible.
(m)     Income Taxes
Tax expense recognized in profit or loss is comprised of the sum of current and deferred taxes not recognized in other comprehensive loss or directly in equity.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(i)Current Tax
Current tax assets and/or liabilities are comprised of claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
(ii)Deferred Tax
Deferred taxes are calculated using the asset and liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. The measurement of deferred tax assets is reduced through a valuation allowance, if necessary, by the amount of any tax benefits that, based on available evidence, are more likely than not expected to be unrealized. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive loss or directly in equity, in which case the related deferred tax is also recognized in other comprehensive loss or equity, respectively.
As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E under which the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. See Note 20 for additional details.
(n)     Fair Value of Financial Instruments
The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with Accounting Standards Codification (“ASC”) 820 Fair Value Measurements. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the inputs to the fair value measurements. The three levels of the hierarchy are:
–Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
–Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly;
–Level 3 – Inputs for the asset or liability that are not based on observable market data.
See Note 16 for additional details.
(o)    Loans Receivable
The Company may provide financing to various related and non-related businesses within the cannabis industry. These loans are classified as held for investment and accounted for as financial instruments in accordance with ASC 310 Receivables. In certain instances, the Company has elected the fair value option in accordance with ASC 825 Financial Instruments; in these instances, such instruments are labeled as measured at fair value. At each reporting date, the Company applies its judgment to evaluate the

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
collectability of the Loans receivable balance and records a provision based on the assessed amount of expected credit loss (“ECL”). See Note 16 for additional details.
(p)     Leases
The Company has entered into leases primarily for its corporate office, cultivation facilities, processing facilities and dispensaries. At inception of a contract, the Company determines whether the contract includes a lease. A contract contains a lease if it includes enforceable rights and obligations under which the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. The Company recognizes a right-of-use (“ROU”) asset and a lease liability at the commencement date – the date when the asset is available for use by the lessee.
The Company assesses at lease commencement whether it is reasonably certain to exercise extension or termination options. The Company reassesses its lease portfolio to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The extension options which are considered reasonably certain to be exercised are mainly those for which operational decisions have been made that make the lease assets vital to the continued relevant business activities.
Liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid, using the Company’s incremental borrowing rate. Lease liabilities include the value of the following payments:
(i)Fixed payments, including in-substance fixed payments, less any lease incentives receivable;
(ii)The exercise price of a purchase option if the Company is reasonably certain to exercise that option; and
(iii)Penalties for early termination of the lease, if the lease term reflects the Company exercising an option to terminate the lease.
The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is decreased by cash paid net of interest expense incurred. The lease liability is remeasured when there is a change in future lease payments, or if the Company changes its assessment of whether it will exercise an extension, purchase or termination option.
ROU assets are measured at cost and are comprised of the following:
(i)The amount of the initial measurement of lease liability;
(ii)Lease payments made at or before the commencement date less any lease incentives received;
(iii)Any initial direct costs; and
(iv)An estimate of costs of dismantling and removing the underlying asset, restoring the site on which it is located or the underlying asset, if applicable.
The ROU asset is depreciated on a straight-line basis from the commencement date to the end of the lease term. A fixed amount of rent expense is recognized on a straight-line basis over the lease term for operating leases. For finance leases, depreciation expense on the ROU asset and interest expense on the lease liability are recognized over the lease term. The value of the ROU asset is periodically reduced by impairment losses, if any and adjusted for certain revaluations of the lease liability.
In accordance with the guidance in ASC 842 Leases, the Company has elected not to recognize ROU assets and lease liabilities where the total lease term is less than or equal to twelve months. The payments for such leases are recognized as rent expense within Selling, general and administrative expenses or Cost of goods sold in the Consolidated Statements of Operations on a straight-line basis over the lease term.
    See Note 5 for additional information on leases.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(q)     Revenue Recognition
Revenue is recognized by the Company in accordance with ASC 606 Revenue from Contracts with Customers. Through application of ASC 606, the Company recognizes revenue to depict the transfer of promised goods to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods.
In order to recognize revenue under ASC 606, the Company applies the following five (5) steps:
•Identify a customer along with a corresponding contract;
•Identify the performance obligation(s) in the contract to transfer goods to a customer;
•Determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods to a customer;
•Allocate the transaction price to the performance obligation(s) in the contract; and
•Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue consists of wholesale and retail sales of cannabis and other cannabis-derived and related products. Wholesale and retail sales are both generally recognized at a point in time when control over the goods has been transferred to the customer and is recorded net of sales discounts. For retail sales, payment is typically due upon transferring the goods to the customer. For wholesale sales, payment is typically due upon transferring the goods to the customer or within a specified time period permitted under agreed-upon payment terms.
Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer. For some of its locations, the Company has customer loyalty programs where retail customers accumulate points based on their level of spending and use these points for discounts on cannabis and cannabis related products. These points are recorded as a contract liability until customers redeem their points for discounts. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point redemption, which is calculated based on a standalone selling price and using historical redemption rates. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. In the event of a product recall, the expected value method is utilized to estimate the financial impact and a reduction of revenue is recorded. See Note 12 for additional information on revenue and loyalty programs.
(r)     Advertising Costs
Advertising costs are expensed as incurred and are included in Selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and totaled $8.1 million and $12.3 million for the years ended December 31, 2022 and 2021, respectively.
(s)     Excise Tax
The Company recognizes excise tax and community benefit fees as Cost of goods sold or Selling, general and administrative expense based on whether the tax is generated on production of cannabis or as part of selling costs, respectively.
(t)     Share-Based Compensation
The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. For awards with performance conditions, compensation expense is recognized over the service period of awards and adjusted for the probability of achievement of performance-based goals. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
revised estimate. For share-based payments granted to non-employees, the compensation expense is measured at the fair value of the equity instrument on the grant date. For awards where the holder has the election of settling their award in either cash or equity, the fair value of share-based compensation is recorded as a liability and remeasured at the end of each reporting period until the corresponding awards are settled. See Note 9 for additional information on share-based compensation.
(u)     Earnings (Loss) Per Share
Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted average shares outstanding during the period. The Company presents basic and diluted EPS in the Consolidated Statements of Operations. Basic EPS is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which are comprised of redeemable Cresco Labs, LLC shares (“Redeemable Units”); options, warrants and restricted stock units (“RSUs”) issued. Shares with anti-dilutive impacts are excluded from the calculation. The number of shares included with respect to Redeemable Units, options, warrants and RSUs is computed using the treasury stock method.
As of December 31, 2022, all warrants that had not previously been exercised have expired. Potentially dilutive shares as of December 31, 2022 and 2021, which were excluded from the calculation of diluted EPS for the periods presented consisted of the following:

(in thousands)	2022	2021
Redeemable Units	107,443	115,136
Options	25,528	23,609
Warrants	—	9,842
RSUs	4,182	999
Total potentially dilutive shares	137,153	149,586
(v)    Variable Interest Entities

A variable interest entity (“VIE”) is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or is structured such that equity investors lack the ability to control the entity’s activities or do not substantially participate in the gains and losses of the entity. Upon inception of a contractual agreement, and thereafter, if a reconsideration event occurs, the Company performs an assessment to determine whether the arrangement contains a variable interest in an entity and whether that entity is a VIE. The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Under ASC 810 Consolidations, where the Company concludes that it is the primary beneficiary of a VIE, the Company consolidates the financial results of the entity. See Note 17 for additional information on VIEs.
(w)    Business Combinations and Assets Held for Sale

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for by applying the acquisition method. The total consideration transferred in a business combination is the sum of the fair values of assets transferred, liabilities assumed, equity interests and other consideration issued by the acquirer in exchange for control of the acquiree. The acquisition date is the date on which the Company obtains control of the acquiree. The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where ASC 805 Business Combinations provides exceptions to recording the

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
amounts at fair value. Preliminary balances recorded are subject to change during the measurement period which will conclude at the earlier of the date the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. Acquisition costs of the acquirer are expensed to profit or loss; acquisition costs of the acquiree paid by the acquirer may comprise a portion of consideration transferred. Non-controlling interest in the acquiree, if any, is recognized at fair value.

The Company classifies an asset or disposal group as held for sale in accordance with ASC 360 Property, Plant and Equipment, when the following criteria are met:
•management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);
•the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);
•an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;
•the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year;
•the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value;
•actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Disposal groups held for sale are reported at the lower of carrying amount or fair value less costs to sell. Long-lived assets classified as held for sale are not subject to depreciation or amortization, and both the assets and any liabilities directly associated with the disposal group are presented separately within our Consolidated Balance Sheets. Subsequent changes to the estimated fair value less cost to sell are recorded as gains or losses in our Consolidated Statements of Operations, and any subsequent gains are limited to the cumulative losses previously recognized. The Company did not have any assets classified as held for sale during the years ended December 31, 2022 and 2021.

(x)     Critical Accounting Estimates, Judgments and Assumptions
The preparation of the Company’s consolidated financial statements under GAAP requires management to make estimates, judgments and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.
Estimates, judgments and assumptions that have the most significant effect on the amounts recognized in the accompanying consolidated financial statements are described below.
(i)Expected Credit Loss (“ECL”) on Loans receivable
The Company calculates ECLs in accordance with ASC 326 Financial Instruments - Credit Losses using the Current ECL methodology. The Company develops a provision matrix and measures the expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors. In developing a provision matrix, the Company (1) determines the appropriate groupings of receivables into categories of shared credit risk characteristics, (2) determines historical loss rates, (3) considers forward-looking macro-economic factors and adjusts historical loss rates to reflect relevant future economic conditions, (4) calculates expected credit losses and (5) concludes on the accounting implications.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, temporary, qualitative adjustments may be made using expert credit judgment. The allowance the Company records, if any, is the sum of these probability-weighted outcomes.
(ii)Inventory
In calculating final inventory values, management compares the inventory cost to estimated net realizable value. The net realizable value of inventories represents the estimated selling price of inventory in the ordinary course of business, less all estimated costs of completion and costs necessary to complete the sale. The determination of net realizable value requires significant judgment including consideration of factors such as shrinkage, the aging of and future demand for inventory and the future selling price the Company expects to realize by selling the inventory. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from estimates. Periodic reviews are performed on the inventory balance and the impact of changes in inventory reserves is recorded in Cost of goods sold. See Note 3 for additional information.
(iii)Estimated Useful Lives, Depreciation of Property and Equipment and Amortization of Intangible Assets
Depreciation of property and equipment and amortization of definite-lived intangible assets are recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Estimating useful lives of property and equipment and definite-lived intangible assets requires careful judgement. Inappropriate estimations could result in impairment losses recognized in later periods.
(iv)Property and Equipment Impairment
The Company evaluates the carrying value of long-lived assets throughout the reporting period, whenever there is indication that a long-lived asset is impaired. Such indicators include evidence of physical damage, indicators that the economic performance of the asset is worse than expected, or that the decline in asset value is more than the passage of time or normal use, or significant changes occur with an adverse effect on the Company’s business. If any such indication exists, the Company estimates the recoverable amount of the asset. An asset is impaired when its carrying amount exceeds its recoverable amount. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. The fair value is determined primarily by using the projected future cash flows. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced based on an estimate of the cost to dispose or abandon. Both property and equipment and intangible assets are reviewed for impairment periodically. The impairment review is performed October 1 of each year.
(v)Goodwill and Indefinite-Lived Intangible Asset Impairment
Goodwill and indefinite-lived intangible assets are tested for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of these assets has been impaired. In order to determine if the value of these assets might be impaired, the reporting unit to which the assets have been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts, market data and discount rates. An estimated fair value is determined using the present value of estimated future cash flows under this methodology, and any excess of recorded goodwill over estimated fair value is written off through impairment expense. Changes in the conditions for these judgments and estimates can significantly

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
affect the assessed value of goodwill and indefinite-lived intangibles. Management has determined the Company’s reporting units that hold such goodwill and indefinite-lived intangible assets to be Arizona, California, Florida, Illinois, Maryland, Massachusetts, New York, Ohio and Pennsylvania. See Note 7 for additional details.
(vi)Business Combinations and Asset Acquisitions
Determination of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business. The classification can have a significant impact on the accounting on and subsequent to the acquisition date.
a.Business Combinations
In determining the fair value of all identifiable assets, liabilities, contingent liabilities and non-controlling interests acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when contingent payments are expected to be made and at what amounts, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.
b.Asset Acquisitions
Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Goodwill is not recorded as a result of an asset acquisition.
(vii)Share-Based Compensation
In determining the fair value of share-based awards for the purpose of calculating compensation expense, key estimates such as the rate of forfeiture of awards granted, the expected life of options, the volatility of the Company’s stock price and the risk-free interest rate are used. For awards with performance conditions, additional estimates for the probability of achievement of performance-based goals are also necessary.
(viii)Income Tax
Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities, and it is possible that there could be non-income-based tax or other liabilities (including distribution liabilities to non-controlling interest holders which are based on income taxes) that result from these audits. Where the final outcome of these tax‑related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Any impact to non-income-based taxes and other liabilities are evaluated in accordance with ASC 450 Contingencies. See section (xi) Contingencies for additional information.

Uncertain tax positions are recognized and measured using a two-step process: (1) determine whether a benefit may be recognized and (2) measure the amount of the benefit. Tax benefits from uncertain tax positions may be recognized only if it is more likely than not that the tax position is sustainable based on its technical merits. Uncertain tax positions are evaluated at the individual tax

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
position level. The tax benefit is measured by using a cumulative probability model: the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Any interest or penalties related to uncertain tax positions are recognized within Income tax payable in the Consolidated Balance Sheets.
(ix)Measurement of ROU Assets and Sale and Leaseback Accounting
Assets and liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid, discounted using the Company’s incremental borrowing rate. The Company applies ASC 842 when accounting for lease transactions. Significant estimates and judgments are involved in determining the implicit interest rate.

A sale and leaseback transaction involves the transfer of an asset to another entity and the leaseback of the same asset. The Company applies ASC 606 and ASC 842 when accounting for sale and leaseback transactions. Significant estimates and judgments applied include determination of the fair value of the underlying asset, transfer of control and determination of the implicit interest rate. The Company recognizes gains or losses related to the transfer of rights of the asset to the buyer-lessor and measures the ROU asset arising from the leaseback at the retained portion of the previous carrying amount. In cases where the transaction does not qualify for sale and leaseback accounting treatment, the asset is not derecognized and no gain or loss is recorded. The transaction is treated as a financing transaction. See Note 5 for additional information.
(x)Fair Value Measurements
Fair value is defined as a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on a specified date. The Company estimates fair value of financial instruments in accordance ASC 820, using quoted market prices whenever available and utilizing standard pricing models in situations where quoted market prices are not available. See Note 16 for additional information on the inputs utilized in the determination of fair values, including fair value hierarchy considerations.
(xi)Contingencies
The Company is subject to lawsuits, investigations and other claims related to employment, commercial, regulatory and other matters that arise out of operations in the normal course of business. At each reporting period, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in other accrued expenses.
Contingent liabilities are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material.
(y)    Recently Adopted Accounting Pronouncements
In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2020-06 simplifies and adds disclosure requirements for the accounting and measurement of convertible instruments and the settlement assessment for contracts in an entity’s own equity. The amendments in this update are effective for public business entities that meet the definition of a Securities and Exchange Commission (“SEC”) filer for fiscal

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.
In May 2021, FASB issued ASU No. 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). ASU 2021-04 clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this guidance has not had a material impact on the Company’s consolidated financial statements.
In October 2021, FASB issued ASU No. 2021-08 Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 primarily addresses the accounting for contract assets and contract liabilities from revenue contracts with customers in a business combination. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company has elected to early adopt this guidance; the adoption did not have a material impact on the Company’s consolidated financial statements.
(z)    Recently Issued Accounting Standards

The Company reviews recently issued accounting standards on a quarterly and annual basis and has determined there are no standards yet to be adopted which are relevant to the business for disclosure.
(aa)    Reclassifications

Certain amounts in the prior period have been reclassified to conform with the report classifications of the current period, including the reclassification of Prepaid expenses, previously included in Other current assets on the Consolidated Balance Sheets. The reclassification had no effect on previously reported total current assets or cash flow from operating activities.

NOTE 3. INVENTORY
Inventory as of December 31, 2022 and 2021, consisted of the following:

($ in thousands)	2022	2021
Raw materials	$36,233	$38,618
Raw materials - non-cannabis	26,709	22,260
Work-in-process	41,164	26,561
Finished goods	30,502	49,204
Total Inventory	$134,608	$136,643
The Company wrote off $7.4 million and $2.7 million of inventory during the years ended December 31, 2022 and 2021, respectively. These write-offs are included in Cost of goods sold presented on the Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 4. PROPERTY AND EQUIPMENT
As of December 31, 2022 and 2021, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Website, Computer Equipment and Software	Vehicles	Construction In Progress	Total
Cost
Balance as of January 1, 2021	$96,526	$23,206	$17,636	$88,369	$5,772	$1,946	$19,197	$252,652
Additions	7,873	5,772	4,484	12,339	1,650	921	63,413	96,452
Transfers	4,021	4,923	3,560	39,494	580	65	(52,646)	(3)
Disposals	—	(130)	(407)	(811)	(23)	(30)	—	(1,401)
Additions from acquisition	39,106	5,279	834	12,448	111	377	12,839	70,994
Effect of foreign exchange and other adjustments	(642)	(82)	120	939	58	(21)	44	416
As of December 31, 2021	$146,884	$38,968	$26,227	$152,778	$8,148	$3,258	$42,847	$419,110
Additions	29,826	2,112	1,416	5,691	296	134	45,056	84,531
Transfers	360	3,489	2,645	19,310	1,863	146	(27,813)	—
Disposals	—	(1,096)	(312)	(3,658)	(70)	(19)	(4,583)	(9,738)
Sale related to sale and leaseback transaction	(2,305)	(3,333)	(2,188)	(29,857)	—	—	—	(37,683)
Measurement period adjustments	1,829	(210)	929	(1,348)	—	—	—	1,200
Effect of foreign exchange and other adjustments	—	(2)	7	(36)	(5)	33	—	(3)
As of December 31, 2022	$176,594	$39,928	$28,724	$142,880	$10,232	$3,552	$55,507	$457,417

Accumulated depreciation
Balance as of January 1, 2021	$(2,033)	$(3,235)	$(3,199)	$(12,882)	$(2,006)	$(493)	$—	$(23,848)
Depreciation	(5,465)	(3,603)	(4,387)	(10,358)	(1,882)	(588)	—	(26,283)
Disposals	—	74	140	297	13	19	—	543
Adjustments	—	(57)	(133)	(206)	(52)	18	—	(430)
As of December 31, 2021	$(7,498)	$(6,821)	$(7,579)	$(23,149)	$(3,927)	$(1,044)	$—	$(50,018)
Depreciation	(6,469)	(6,288)	(6,345)	(18,293)	(2,460)	(667)	—	(40,522)
Disposals	—	69	24	5,098	—	1	—	5,192
Sale related to sale and leaseback transaction	36	736	950	6,262	—	—	—	7,984
Adjustments	—	(275)	(2)	1	5	(60)	—	(331)
As of December 31, 2022	$(13,931)	$(12,579)	$(12,952)	$(30,081)	$(6,382)	$(1,770)	$—	$(77,695)

Net book value
As of December 31, 2021	$139,386	$32,147	$18,648	$129,629	$4,221	$2,214	$42,847	$369,092
As of December 31, 2022	$162,663	$27,349	$15,772	$112,799	$3,850	$1,782	$55,507	$379,722
As of December 31, 2022 and 2021, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.
In the second quarter of 2022, the Company determined that approximately $2.4 million of materials held in construction in progress would not be used. The materials were sold in July of 2022 for $0.9 million, with a $1.5 million loss on sale recorded to Selling, general and administrative expenses in the Consolidated Statements of Operations.
During the second quarter of 2022, the Company initiated a plan to shut down a cultivation facility and a production facility in California. As a result of this plan, the Company exercised its early termination right to reduce the existing lease terms to 180 days at these locations and determined that the useful life of impacted leasehold

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
improvements had essentially ended. As such, the Company accelerated depreciation on these leasehold improvements to reduce the associated net book value down to $nil, with additional depreciation expense taken on these leasehold improvements in the amount of $2.7 million during the second quarter of 2022. During the year ended December 31, 2022, the Company recorded additional accelerated depreciation on other remaining assets at the facility in the amount of $0.5 million.

On September 1, 2022, the Company closed on a sale and leaseback transaction to sell its Brookville, Pennsylvania facility to Aventine Property Group (“Aventine”). Concurrent with the closing of the sale, the Company, entered into a long-term, triple-net lease agreement with Aventine and will continue to operate the facility as a permitted cannabis cultivation and processing facility. In connection with this transaction, the Company disposed of fixed assets with a net book value of $29.7 million and recorded a net gain on sale of assets of $14.7 million to Other income, net, in the Consolidated Statements of Operations.

In the fourth quarter of 2022, the Company sold materials held in construction in progress that would not be used. The cost basis was approximately $0.9 million for net proceeds of $0.3 million, with a $0.6 million loss on sale recorded to Selling, general and administrative expenses in the Consolidated Statements of Operations.

In addition to the depreciation expense on long-lived assets shown above of $40.5 million, additional depreciation expense was recorded during the year ended December 31, 2022 related to an abandoned construction in progress project of $0.6 million. For the years ended December 31, 2022 and 2021 total depreciation was $41.1 million and $26.3 million, respectively, of which $11.3 million and $6.5 million, respectively, is included in Selling, general and administrative expenses, with the remainder of $29.8 million and $19.8 million, respectively, recorded in Cost of goods sold and ending inventory.

As of December 31, 2022 and 2021, ending inventory includes approximately $10.9 million and $9.1 million of capitalized depreciation, respectively. For the years ended December 31, 2022 and 2021, $28.0 million and $14.3 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $9.1 million and $3.6 million, respectively, related to depreciation capitalized to inventory in prior years. Aside from the losses on sales of assets as described above, there were no impairment losses related to property and equipment for the years ended December 31, 2022 and 2021, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 5. LEASES
The Company is the lessee in all of its material leasing arrangements and has entered into leases primarily for its corporate offices, cultivation and processing facilities and dispensaries. The Company has no material lessor arrangements as of and for the years ended December 31, 2022 and 2021. Depending upon the type of lease, the original lease terms generally range from less than 1 year to 20 years. Certain leases include renewal options ranging from less than 1 year to 25 years. The Company is reasonably certain to exercise renewal options ranging from less than 1 year to 10 years on certain leases.
As of December 31, 2022 and 2021, the Company’s leases include ROU assets of $128.3 million and $88.0 million, respectively.
Total lease-related interest expense of $4.0 million and $4.1 million was recorded for the years ended December 31, 2022 and 2021, respectively.
Total finance lease asset depreciation of $2.8 million and $2.6 million was recorded for the years ended December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, $2.5 million and $2.3 million, respectively, of leasing depreciation is included in Selling, general and administrative expense with the remainder of $0.3 million and $0.3 million, respectively, recorded in Cost of goods sold and ending inventory.
Total rent expense related to operating leases of $17.1 million and $17.7 million was recorded for the years ended December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, $9.9 million and $6.5 million, respectively, of rent expense is included in Selling, general and administrative expense with the remainder in Cost of goods sold and ending inventory.
The Company has received tenant improvement allowance reimbursements of $3.6 million and $28.6 million across all finance and operating leasing arrangements for the years ended December 31, 2022 and 2021, respectively, and has received tenant improvement allowance reimbursements of $0.6 million and $7.5 million for other financing transactions for the years ended December 31, 2022 and 2021, respectively. The Company expects to receive an additional $5.6 million from lease transactions and $0.8 million from other financing transactions in future periods.
Some leases may contain variable lease payments based on an index or rate. These rates are initially measured using the index or rate in effect at lease commencement, and changes to index-based lease payments are recognized in profit or loss in the period of the change and are immaterial.
As of both December 31, 2022 and 2021, ending inventory includes $0.1 million of capitalized depreciation and rent expense. For the years ended December 31, 2022 and 2021, $0.3 million and $0.4 million, respectively, of depreciation and rent expense was recorded to Cost of goods sold, which includes $0.1 million and $0.2 million, respectively, related to depreciation and rent expense capitalized to inventory in prior years.
The Company has elected not to recognize ROU assets and lease liabilities where the total lease term is less than or equal to twelve months. For these short-term lease agreements, the Company recorded $0.6 million and $2.1 million in rent expense for the years ended December 31, 2022 and 2021, respectively, within Selling, general and administrative expenses. The Company recognizes this expense on a straight-line basis over the lease term.
During the second quarter of 2022, the Company initiated a plan to shut down a cultivation facility and a production facility in California. As a result of this plan, the Company has terminated the existing leases at these locations. A termination notice was issued to the landlord of these locations, which included two long-term greenhouse leases and a short-term rental of a housing facility. Due to differences between the carrying amounts of the ROU assets and lease liabilities associated with these leases, a gain on lease termination of $4.9 million was recorded for the year ended December 31, 2022 and is included in Other income, net, in the Consolidated Statements of Operations.

On September 1, 2022, the Company closed on a sale and leaseback transaction to sell its Brookville, Pennsylvania, facility to Aventine. Concurrent with the closing of the sale, the Company entered into a long-term, triple-net lease

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
agreement with Aventine and will continue to operate the facility as the permitted cannabis cultivation and processing facility. The selling price for the property was $43.7 million, net of transaction costs and a net gain on sale of assets of $14.7 million was recorded to Other income, net, in the Consolidated Statements of Operations. The lease has a term of 10 years and was recorded as an operating lease which resulted in a ROU asset and lease liability of $29.7 million. During the year ended December 31, 2021, the Company entered into no financing or sale and leaseback transactions.

In the fourth quarter of 2022, the Company recorded impairment to ROU assets related to the following:

•In the fourth quarter of 2022, Management committed to a plan to restructure certain operations and activities within the California reporting unit. It was determined that this was an indicator of impairment for associated assets. $1.0 million in impairment to ROU assets was recorded to the California reporting unit during the twelve months ended December 31, 2022.
•During the annual impairment assessment, which is described in Note 7, Management determined it is more likely than not that the Arizona reporting unit carrying value exceeds its fair value based on updated forecasts and projections. $0.8 million in impairment to ROU assets was recorded to the Arizona reporting units, respectively, during the twelve months ended December 31, 2022.

As of December 31, 2022, maturities of lease liabilities were as follows:

($ in thousands)	Total	Operating Leases	Finance Leases
2023	$33,027	$27,595	$5,432
2024	33,465	27,857	5,608
2025	34,289	28,531	5,758
2026	34,715	28,816	5,899
2027	34,949	28,948	6,001
Thereafter	212,253	185,139	27,114
Total lease payments	$382,698	$326,886	$55,812
Less: imputed interest	(194,752)	(169,170)	(25,582)
Less: tenant improvement allowance	(5,642)	(4,997)	(645)
Present value of lease liabilities	182,304	152,719	29,585
Less: current lease liabilities	(26,124)	(21,850)	(4,274)
Present value of long-term lease liabilities	$156,180	$130,869	$25,311

As of both December 31, 2022 and 2021, the Company had long-term financing liabilities of $87.6 million. During 2022, the Company recorded payments of $12.9 million and interest expense of $11.9 million related to these liabilities. During 2021, the Company recorded payments of $12.6 million and interest expense of $11.6 million.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
As of December 31, 2022, maturities of financing liabilities were as follows:

($ in thousands)	Financing Liabilities
2023	$13,204
2024	$13,535
2025	$13,875
2026	$14,223
2027	$14,580
Thereafter	$111,880
Total financing payments	$181,297
Less: interest	$(84,207)
Less: tenant improvement allowance	$(173)
Present value of financing liabilities	$96,917
Less: short-term financing liabilities	$(9,312)
Present value of long-term financing liabilities	$87,605

Other information related to leases as of and for the years ended December 31, 2022 and 2021 was as follows:

	2022		2021
($ in thousands)	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Right-of-use assets	$106,127	$22,137	$62,329	$25,688
Lease liabilities (current)	$21,850	$4,274	$16,348	$4,444
Lease liabilities (non-current)	$130,869	$25,311	$92,919	$26,017

Weighted average remaining lease term[1]	11.9	10.4	4.7	11.2
Weighted average discount rate	14.5%	13.6%	13.5%	13.8%
1 Note that Weighted average remaining lease term does not include extensions which we are not reasonably certain to enter into.

As the interest rate implicit in a lease is generally not readily determinable, the Company uses an incremental borrowing rate to determine the present value of the lease payments. The incremental borrowing rate represents the risk-adjusted rate of interest the Company would have to pay to borrow on a collateralized basis over a similar economic environment and term.
Cash paid for amounts included in the measurement of lease liabilities for the years ended December 31, 2022 and 2021 are as follows:

($ in thousands)	2022	2021
Interest paid on finance leases	$3,877	$4,742

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 6. INVESTMENTS
The following is a detailed discussion of the Company’s types of investments held:
(a)Fair Value Investments
The Company has investments in five entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; Infamy Brews, LLC (“Two Roots Brewing Co.”), a non-alcoholic brewing company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor.
The 420 Capital, Lighthouse and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value.
During the year ended December 31, 2022, Lighthouse, in conjunction with a spin-off transaction, issued Lighthouse shareholders a prorated interest in Infamy Brews, LLC, DBA Two Roots Brewing Co. As a result, the Company now holds an 0.8% ownership interest in Two Roots Brewing Co. The investment is held at fair value and classified as an equity security without a readily determinable value.
The following is a summary of the investments held at fair value as of December 31, 2022 and 2021:

($ in thousands)	2022	2021
420 Capital	$68	$68
Lighthouse	339	542
Two Roots Brewing Co.	93	—
Old Pal	592	592
IMC	136	4,710
Total Investments	$1,228	$5,912

The Company recorded mark-to-market losses of $4.6 million and $7.3 million for the years ended December 31, 2022 and 2021, respectively.
(b)Equity Method Investments
Upon the acquisition of CannaRoyalty Corp. (“Origin House”) on January 8, 2020, the Company acquired an investment in Trichome Financial Corp. (“Trichome”), a lending entity that focuses its investments on cannabis and cannabis-related companies. At the acquisition date, the Trichome investment had a fair value of $4.3 million. During March 2021, the Company derecognized the Trichome equity method investment as part of an ownership conversion to shares in IMC. At that time, the Company recognized a gain on conversion of $9.3 million in Other income (expense), net, in the Consolidated Statements of Operations as the IMC investment exceeded the carrying value of the Trichome investment on the date of conversion.
No distributions were made by the investee to the Company related to investments for any of the respective periods.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 7. INTANGIBLE ASSETS AND GOODWILL
As of December 31, 2022 and 2021, Intangible assets and Goodwill consisted of the following:

($ in thousands)	Customer Relation-ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2021	$70,529	$39,700	$8,752	$89,347	$6,390	$450,569	$665,287
Additions	—	—	3,169	—	3,002	—	6,171
Additions from acquisitions	24,250	1,400	—	317,200	1,151	212,140	556,141
Impairment	(62,900)	(39,000)	—	—	(3,783)	(215,551)	(321,234)
Measurement period adjustments	—	—	—	(2,240)	—	(391)	(2,631)
Disposals	—	—	—	—	(476)	—	(476)
Balance at December 31, 2021	$31,879	$2,100	$11,921	$404,307	$6,284	$446,767	$903,258
Additions	—	—	3,106	—	—	—	3,106
Impairment	—	—	—	(21,800)	—	(117,024)	(138,824)
Measurement period adjustments	—	—	—	(1,000)	—	812	(188)
Balance at December 31, 2022	$31,879	$2,100	$15,027	$381,507	$6,284	$330,555	$767,352

Accumulated amortization
Balance at January 1, 2021	$(5,129)	$(3,970)	$(7,118)	$—	$(2,960)	$—	$(19,177)
Amortization	932	3,275	(3,330)	—	(642)	—	235
Disposals	—	—	—	—	95	—	95
Balance at December 31, 2021	(4,197)	(695)	(10,448)	—	(3,507)	—	$(18,847)
Amortization	(3,930)	(915)	(3,449)	—	(2,066)	—	(10,360)
Disposals	—	—	—	—	—	—	—
Balance at December 31, 2022	$(8,127)	$(1,610)	$(13,897)	$—	$(5,573)	$—	$(29,207)

Net book value
December 31, 2021	$27,682	$1,405	$1,473	$404,307	$2,777	$446,767	$884,411
December 31, 2022	$23,752	$490	$1,130	$381,507	$711	$330,555	$738,145
(a) Other Intangibles includes non-compete agreements, non-solicitation agreements and related amortization.
License intangible assets of $nil and $317.2 million were acquired from business combinations during the years ended December 31, 2022 and 2021, respectively and are classified as indefinite-lived intangible assets as the Company cannot continue as a going concern without such licenses. See Note 10 for additional details.
Amortization of $10.4 million and $15.3 million was recorded for the years ended December 31, 2022 and 2021, respectively, of which $6.9 million and $12.8 million, respectively, of amortization expense, is included in Selling, general and administrative expenses, with the remainder of $3.5 million and $2.5 million, respectively, recorded in Cost of goods sold and ending inventory. During the year ended December 31, 2021, the Company recorded an adjustment to accumulated amortization of $15.7 million as part of the impairment write-down of the trade names and customer relationship intangibles, which is discussed below.

During 2021, the Company mutually terminated the agreement for exclusive distribution rights with a third-party vendor which resulted in the impairment of the remaining net book value of the market-related intangible of $0.8 million. Management determined that the Company’s decision to reduce third-party distribution in California was an indicator of impairment for associated assets. Certain trade names and customer relationship intangibles with remaining net book values of $32.2 million and $57.1 million, respectively, were determined to be fully impaired due to updated cash flow projections associated with these assets. Additionally, $215.6 million in goodwill impairment was recorded to the California reporting unit during the twelve months ended December 31, 2021.
During the twelve months ended December 31, 2022, the Company recorded impairment to goodwill and indefinite-lived intangible assets related to the following:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
•In the fourth quarter of 2022, Management committed to a plan to restructure certain operations and activities within the California reporting unit. It was determined that this was an indicator of impairment for associated assets. $89.5 million in goodwill impairment was recorded to the California reporting unit during the twelve months ended December 31, 2022.
•During the annual impairment assessment, which is described below, Management determined it is more likely than not that the Arizona, Massachusetts and Maryland reporting units carrying values exceed their fair value due to updated forecasts and projections for those reporting units. $10.1 million and $0.9 million in goodwill impairment was recorded to the Arizona and Maryland reporting units, respectively, during the twelve months ended December 31, 2022. $16.5 million and $21.8 million of goodwill and indefinite-lived intangible impairment, respectively, was recorded to the Massachusetts reporting unit during the twelve months ended December 31, 2022.

Annual impairment testing involves determining the fair value, or recoverable amount, of the reporting units to which goodwill and indefinite-lived intangible assets are allocated and comparing this to the carrying value of the reporting units. The measurement of the recoverable amount of each reporting unit was calculated based on the higher of the reporting unit’s fair value less costs to sell or value in use, which are Level 3 measurements within the fair value hierarchy.

The calculation of each of the recoverable amounts based on discounting the future cash flows (value in use) was based on the following key assumptions:
•Cash flows were projected based on the Company’s long-term business plan for each reporting unit. Cash flows beyond the long-term business plan were projected to grow at a perpetual growth rate, which was estimated to be 3% in most cases.
•Discount rates applied in determining the recoverable amount of the reporting units noted above range between 12.5% and 17.5% based on the pre-tax weighted average cost of capital of each reporting unit and other peers in the industry. The values assigned to the key assumptions represent Management’s assessment of future trends in the industries in which the reporting units operate and are based on both external and internal sources and historical trend data.
The Company believes a reasonable increase or decrease in the discount rates or perpetual growth rates used in the analysis would not cause the recoverable amount to decrease below the carrying value.
As of December 31, 2022 and 2021, ending inventory includes $1.6 million and $1.1 million of capitalized amortization, respectively. For the years ended December 31, 2022 and 2021, $2.9 million and $2.4 million, respectively, of amortization expense was recorded to Cost of goods sold, which includes $1.1 million and $1.0 million, respectively, related to amortization capitalized to inventory in prior years.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
The following table outlines the estimated annual amortization expense related to intangible assets as of December 31, 2022:

($ in thousands)	Estimated Amortization
2023	$5,776
2024	4,282
2025	4,093
2026	3,968
2027	3,271
Thereafter	4,693
Total estimated amortization	$26,083

NOTE 8. SHARE CAPITAL
(a)Authorized
The authorized share capital of the Company, which has no par value, is comprised of the following:
i.Unlimited Number of Subordinate Voting Shares
Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.
ii.Unlimited Number of Proportionate Voting Shares
Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted (200 votes per PVS). As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.
iii.500,000 Super Voting Shares
Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.
iv.Unlimited Number of Special Subordinate Voting Shares
Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board of Directors (the “Board”).
v.Redeemable Units
As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of Redeemable Units in Cresco Labs, LLC. Each Redeemable Unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

(b)Issued and Outstanding
As of December 31, 2022 and 2021, issued and outstanding shares and units consisted of the following:

(in thousands)	Redeemable Units	Subordinate Voting Shares (SVS)*	Proportionate Voting Shares (PVS)**	Super Voting Shares (MVS)	Special Subordinate Voting Shares (SSVS)***
Beginning balance, January 1, 2021	126,338	194,231	29,311	500	1
Options and warrants exercised	—	3,030	—	—	—
RSU issued	—	351	—	—	—
Issuance of shares related to acquisitions	—	35,425	—	—	—
Issuance of shares related to distribution agreements	—	(249)	—	—	—
Cresco LLC redemption	(16,897)	16,897	—	—	—
PVS converted to SVS	—	8,644	(8,644)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	173	—	—	—
Share issuances	—	11,469	—	—	—
Ending balance, December 31, 2021	109,441	269,971	20,667	500	1
Options and warrants exercised	—	1,279	—	—	—
RSUs issued	—	337	—	—	—
Issuance of shares related to acquisitions	—	5,339	—	—	—
Cresco LLC redemption	(3,335)	3,335	—	—	—
PVS converted to SVS	—	585	(585)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	148	—	—	—
Ending balance, December 31, 2022	106,106	280,994	20,082	500	1
*SVS includes shares pending issuance or cancellation
**PVS presented on an “as-converted” basis to SVS (1-to-200)
***SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)    Share Issuances - Equity Distribution Agreement
In December 2019, the Company entered into an agreement with Canaccord Genuity Corp (“Canaccord”) to sell up to C$55.0 million SVS at an at-the-market price. In April 2021, the Company announced a new agreement with Canaccord to sell up to $100.0 million of SVS to replace the prior agreement which was set to expire in August 2021. No shares were issued for the years ending December 31, 2022 and 2021, respectively, under the new agreement which is set to expire in May 2023.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(ii)     Issuance of Shares - Private Placement
In January 2021, the Company closed an offering of 9.9 million SVS at a price of C$16.00 ($12.67) per share. The Company received cash proceeds of $120.7 million, net of $3.4 million in commission and other fees, with a corresponding increase to share capital of $124.1 million.
(iii)     Issuance of Shares - Arrangement
In February 2021, a binding settlement was reached with a former executive of the Company for payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants, including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. See Note 15 for additional information about the arrangement.
(iv)     Issuance of Shares - Acquisitions
During the years ended December 31, 2022 and 2021, the Company issued shares in conjunction with certain acquisitions* as follows:

(in thousands)	Acquisition date	SVS shares issued	Replacement shares issued	Equity-based consideration
Year Ended December 31, 2022:
Cultivate - Contingent Consideration	September 02, 2021	5,340	—	$34,708
Year Ended December 31, 2021:
Verdant	February 16, 2021	127	—	$2,004
Bluma	April 14, 2021	15,061	814	193,310
Cultivate	September 02, 2021	4,818	—	46,643
Cure Penn	November 24, 2021	6,167	—	54,240
Laurel Harvest	December 09, 2021	8,354	—	65,844
*Verdant Creations, LLC (“Verdant”); Bluma Wellness, Inc. (“Bluma”); Cultivate Licensing, LLC (“Cultivate”); Bay, LLC (“Cure Penn”) and Laurel Harvest, LLC (“Laurel Harvest”)
(c)     Stock Purchase Warrants
Each whole warrant entitles the holder to purchase one SVS or PVS of the Company. A summary of the status of the warrants outstanding is as follows:

	Number of warrants* (in thousands)	Weighted average exercise price
Balance as of January 1, 2021	6,183	$7.80
Bluma replacement warrants	4,665	11.64
Exercised	(721)	6.15
Forfeited	(285)	11.64
Balance as of December 31, 2021	9,842	$9.63
Exercised	(12)	4.24
Forfeited	(9,830)	9.54
Balance as of December 31, 2022	—	$—
*PVS presented on an “as-converted” basis to SVS (1-to-200)
During the years ended December 31, 2022 and 2021, the Company recorded $0.1 million and $5.1 million of warrant exercises into share capital, respectively. As of December 31, 2022, all warrants that had not previously been exercised have expired.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
As part of the Bluma acquisition in the second quarter of 2021, the Company issued 4.7 million Cresco warrants valued at $18.4 million in exchange for Bluma warrants that were issued and outstanding on the acquisition date. The issued warrants were equity-classified. In determining the fair value of the Bluma replacement warrants, key estimates such as the expected life of options, the volatility of the Company’s stock price and the risk-free interest rate are used. In the second quarter of 2021, 0.2 million Bluma replacement warrants were exercised for proceeds of $2.2 million, resulting in an increase to share capital of $2.9 million.

(d)     Distribution to Non-controlling Interest Holders
As of December 31, 2022 and December 31, 2021, the Company accrued for tax-related distributions to 2022 and 2021 unit holders of Cresco Labs, LLC and other minority interest holders of $4.9 million and $36.4 million respectively. These distributions will reduce non-controlling interest upon payment.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2022 and 2021 unit holders of Cresco Labs, LLC and other minority holders of $83.6 million during the year ended December 31, 2022. Similarly, the Company paid required tax distribution amounts to 2021 and 2020 unit holders of Cresco Labs, LLC and other minority interest holders of $73.6 million, during the year ended December 31, 2021.
(e)     Changes in Ownership and Non-controlling Interests
During the year ended December 31, 2022, redemptions of 3.3 million Redeemable Units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 1.3% in non-controlling interest in Cresco Labs, LLC.
During the year ended December 31, 2021, redemptions of 16.9 million Redeemable Units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 6.7% in non-controlling interest in Cresco Labs, LLC.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
As of and for the year ended December 31, 2022, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Other entities including Cresco Labs LLC[1,3]	Eliminations	Total
Non-current assets	$4,813		$31,151		$22,700		$16,736		$5,376		$1,176,870	$—	$1,257,646
Current assets	69,844		142,723		232,194		70,693		92,594		88,545	(370,547)	326,046
Non-current liabilities	—		(10,889)		(3,850)		(12,515)		(2,728)		(685,161)	—	(715,143)
Current liabilities	(56,341)		(127,329)		(164,550)		(64,479)		(126,575)		(123,889)	382,297	(280,866)
Net assets	$18,316		$35,656		$86,494		$10,435		$(31,333)		$456,365	$11,750	$587,683
Net assets attributable to NCI	$4,190		$3,979		$7,468		$(32)		$(12,434)		$(42,527)	$—	$(39,356)
													—
Revenue	$35,302		$53,259		$88,645		$17,834		$6,484		$670,060	$(28,903)	$842,681
Gross profit	23,387		35,485		62,503		1,338		(13,652)		294,993	2,959	407,013
Net income (loss)	$19,290		$13,322		$43,500		$(4,933)		$(16,458)		$(270,564)	$—	$(215,843)
Net income (loss) allocated to NCI	$4,822		$1,652		$10,875		$(49)		$(3,292)		$(17,804)	$—	$(3,796)
NCI percentage at December 31, 2022	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.0%	[1]	20.0%	[1]	42.0%
1 The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 42.0% NCI related to NCI for Cresco Labs Inc.
2 The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3 Includes the effect of LLC unit redemptions and other adjustments

As of and for the year ended December 31, 2021, Non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Other entities including Cresco Labs LLC[1,3]	Eliminations	Total
Non-current assets	$5,208		$33,698		$22,934		$16,093		$23,422		$1,257,353	$—	$1,358,708
Current assets	54,506		95,522		154,929		64,897		97,276		250,029	(295,404)	421,755
Non-current liabilities	—		(11,213)		(3,443)		(12,286)		(14,071)		(653,320)	—	(694,333)
Current liabilities	(49,726)		(92,049)		(124,597)		(73,441)		(147,993)		(107,143)	306,555	(288,394)
Net assets	$9,988		$25,958		$49,823		$(4,737)		$(41,366)		$746,919	$11,151	$797,736
Net assets attributable to NCI	$2,850		$3,910		$6,123		$18		$(9,143)		$38,424	$—	$42,182

Revenue	$21,549		$48,435		$84,932		$22,661		$21,011		$663,602	$(40,508)	$821,682
Gross profit	13,592		32,020		47,922		10,650		(6,250)		320,419	(12,006)	406,347
Net income (loss)	$12,387		$12,043		$30,666		$(4,627)		$(19,247)		$(328,056)	$—	$(296,834)
Net income (loss) allocated to NCI	$3,097		$1,493		$7,666		$(46)		$(3,849)		$14,402	$—	$22,763
NCI percentage at December 31, 2021	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.0%	[1]	20.0%	[1]	43.3%
1 The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 43.3% NCI related to NCI for Cresco Labs Inc.
2 The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3 Includes the effect of LLC unit redemptions and other adjustments

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 9. SHARE-BASED COMPENSATION
The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS. The maximum number of shares issued under the Plan shall not exceed 10% of the issued and outstanding shares.
A summary of the status of the options outstanding consisted of the following:

(Shares in thousands)	Number of stock options outstanding	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – December 31, 2021	23,610	$5.54	7.70	$53,455
Granted	7,649	3.77
Exercised	(1,631)	1.51
Forfeited	(4,100)	7.27
Outstanding - December 31, 2022	25,528	$5.00	7.54	$921
Exercisable - December 31, 2022	14,027	$4.32	6.42	$921
During the years ended December 31, 2022 and 2021, options were exercised for gross proceeds of $2.9 million and $3.7 million, respectively.
The following table summarizes the weighted average grant date fair value and total intrinsic value of options exercised for the years ended December 31, 2022 and 2021:

(In thousands, except per share data)	2022	2021
Weighted average grant date fair value (per share) of stock option units granted	$2.59	$7.39
Intrinsic value of stock option units exercised, using market price at exercise date	$5,106	$21,131

Weighted average stock price of options on the dates on which options were exercised during the years ended December 31, 2022 and 2021 was $4.64 and $10.13 per option, respectively.
The fair value of stock options granted under the Plan during the years ended December 31, 2022 and 2021, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	2022	2021
Risk-free annual interest rate	1.4% to 3.0%	0.4% to 1.2%
Expected annual dividend yield	0%	0%
Expected stock price volatility	74.9% to 80.4%	67.0% to 82.2%
Expected life of stock options	5.5 to 7.0 years	5.0 to 7.0 years
Forfeiture rate	7.2% to 28.0%	7.5% to 24.9%
Fair value at grant date	$1.23 to $4.90	$4.47 to $8.78
Stock price at grant date	$1.81 to $6.91	$6.62 to $13.10
Exercise price range	$1.81 to $6.91	$6.62 to $13.10

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
Volatility was estimated by using the average historical volatility of comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.
Restricted Stock Units
The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.
A summary of outstanding RSUs is provided below:

(Shares in thousands)	Number of RSUs outstanding	Weighted average fair value	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – December 31, 2021	1,093	$8.83	3.50	$9,657
Granted	4,438	5.36
Vested and settled	(452)	5.31
Forfeited	(821)	6.46
Outstanding - December 31, 2022	4,258	$5.71	4.00	$24,330

The following table summarizes the total fair value of RSUs vested for the years ended December 31, 2022 and 2021:

($ in thousands)	2022	2021
Total fair value of RSUs vested, using market price at vest date	$2,396	$4,783

Replacement Awards
During the second quarter of 2021, the Company granted replacement RSUs in connection with the Bluma acquisition. Upon closure of the acquisition, the Company accelerated the vesting of all replacement RSUs, recognizing $2.1 million in post combination expense.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
Other Share Issuances
During the year ended December 31, 2021, the Company issued replacement shares to existing holders of vested and unissued Bluma RSUs as of the acquisition date and a subscription award as compensation to a former member of key management personnel. A summary of the share movement is provided below:

(In thousands, except per share data)	Shares issued	Fair value (per share)	Compensation expense
Bluma replacement shares	814	$12.17	$239
Subscription award	62	$11.25	$694

Expense Attribution
The Company recorded compensation expense for option awards in the amount of $13.7 million and $20.7 million for the years ended December 31, 2022 and 2021, respectively. Unrecognized compensation expense as of December 31, 2022 for unvested option awards was $17.4 million and will be recorded over the course of the next four years.
The following table sets forth the classification of stock-based compensation expense related to options awards for the years ended December 31, 2022 and 2021:

($ in thousands)	2022	2021
Cost of goods sold	$1,984	$2,958
Selling, general and administrative expense	11,749	17,743
Total compensation expense for option awards	$13,733	$20,701

The Company recorded compensation expense for RSU awards in the amount of $10.0 million and $4.6 million for the years ended December 31, 2022 and 2021, respectively. Unrecognized compensation expense as of December 31, 2022 is $8.9 million and will be recognized over the course of the next four years.

The following table sets forth the classification of stock-based compensation expense related to RSU awards for the years ended December 31, 2022 and 2021:

($ in thousands)	2022	2021
Cost of goods sold	$2,097	$579
Selling, general and administrative expense	7,914	3,985
Total compensation expense for RSU awards	$10,011	$4,563

As of December 31, 2022 and 2021, ending inventory includes $1.7 million and $1.2 million capitalized compensation expense related to both options and RSUs, respectively. For both of the years ended December 31, 2022 and 2021, $3.6 million and $2.5 million, respectively, of compensation expense was recorded to Cost of goods sold, which includes $1.2 million and $0.2 million, respectively, related to compensation expense capitalized to inventory in prior years.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 10. ACQUISITIONS AND DISPOSITIONS

(a)Business Combinations

The table below summarizes significant business combinations completed during the year ended December 31, 2021. There were no completed business combinations during the year ended December 31, 2022.

($ in thousands)	Verdant (i)	Bluma (ii)	Cultivate (iii)	Cure Penn (iv)	Laurel Harvest (v)	Total
Total consideration
Common shares issued	$2,000	$183,262	$46,643	$52,610	$65,844	$350,359
Cash	1,500	—	—	33,304	20,480	55,284
Cashless exercise option on loan	10,000	—	—	—	—	10,000
Settlement of leases	90	—	—	—	—	90
Loan settlement	11,414	21,226	1,852	—	3,339	37,831
Warrants issued	—	18,415	—	—	—	18,415
Replacement RSU awards	—	10,048	—	—	—	10,048
Payment of acquisition-related transaction costs on behalf of the acquiree	—	3,373	1,001	3,135	331	7,840
Payment of 3rd-party debt on behalf of the acquiree	—	—	20,125	—	—	20,125
Deferred consideration	—	1,806	—	—	46,677	48,483
Contingent consideration	—	—	29,642	—	—	29,642
Total consideration	$25,004	$238,130	$99,263	$89,049	$136,671	$588,117

Net identifiable assets (liabilities) acquired
Cash	$1,360	$1,623	$2,938	$751	$937	$7,609
Accounts receivable	—	—	6,494	33	—	6,527
Inventory	1,519	19,244	24,862	2,963	506	49,094
Loans receivable, short-term	—	1,600	—	—	—	1,600
Other current assets	76	1,205	662	134	36	2,113
Property & equipment	996	26,152	30,128	1,845	11,873	70,994
Right-of-use assets	127	13,709	1,304	1,834	859	17,833
Other non-current assets	47	—	—	—	—	47
Customer relationships	1,370	6,700	13,600	2,320	260	24,250
License	16,320	117,000	12,000	70,950	98,690	314,960
Trade name	—	—	1,400	—	—	1,400
Non-compete agreements	—	—	800	270	80	1,150
Investments	—	693	—	—	—	693
Total identifiable assets acquired	$21,815	$187,926	$94,188	$81,100	$113,241	$498,270

Short-term liabilities	(1,601)	(3,733)	(14,585)	(1,186)	(151)	(21,256)
Lease liability	(127)	(13,685)	(1,304)	(1,834)	(859)	(17,809)
Contract liability-loyalty program	—	(456)	—	(355)	—	(811)
Deferred tax liability	(3,968)	(36,940)	(10,597)	—	(30,753)	(82,258)
Total identifiable liabilities acquired	(5,696)	(54,814)	(26,486)	(3,375)	(31,763)	(122,134)
Net identifiable assets acquired	$16,119	$133,112	$67,702	$77,725	$81,478	$376,136

Purchase price allocation
Net identifiable assets acquired	16,119	133,112	67,702	77,725	81,478	376,136
Goodwill	8,885	105,018	31,561	11,324	55,193	211,981
Total consideration	$25,004	$238,130	$99,263	$89,049	$136,671	$588,117

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

(i) Verdant

On February 16, 2021, the Company completed the acquisition of 100% of the membership interests of Verdant dispensaries in Cincinnati, Chillicothe, Newark and Marion, Ohio. As a result of this acquisition, the Company holds additional licenses to distribute medical cannabis in the state of Ohio, bringing the Company’s dispensary presence in Ohio to five (5), the maximum allowed by the state, as of the date of acquisition. As of December 31, 2021, the Company had recorded estimates of the fair value of assets acquired and liabilities assumed. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed were recorded as adjustments to those assets and liabilities and residual amounts were allocated to goodwill. During the year ended December 31, 2021, the Company recorded measurement period adjustments (“MPAs”) related to changes in the valuation of certain intangible assets, lease settlements and deferred taxes, which resulted in a net reduction in goodwill of $0.2 million. The measurement period expired on February 16, 2022, with no further measurement period adjustments recorded during the year ended December 31, 2022.
Consideration for the acquisition included 0.1 million SVS issued as of the acquisition date.
See sections (vi) and (vii) below for Year-of-Acquisition Contributed Revenue and Net Income (Loss) and Unaudited Pro Forma Information, respectively.
(ii) Bluma

On April 14, 2021, the Company completed the acquisition of 100% of the membership interests of Bluma, a vertically integrated operator in Florida. As a result of this acquisition, the Company now holds a license to cultivate, process, transport and dispense medical cannabis in the state of Florida, bringing the Company’s dispensary presence in Florida to eight (8), as of the acquisition date. As of December 31, 2021, the Company had recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed were recorded as adjustments to those assets and liabilities and residual amounts were allocated to goodwill. During the year ended December 31, 2021, the Company recorded MPAs related to RSU awards, short-term loans receivable, inventory and deferred taxes, which resulted in a net increase in goodwill of $0.5 million. During the year ended December 31, 2022, the Company recorded MPAs related to deferred taxes and income taxes payable, which resulted in a net increase in goodwill of $1.8 million. As the measurement period ended April 14, 2022, no amounts are subject to additional adjustments as of December 31, 2022.
Consideration for the acquisition included 15.1 million SVS issued as of the acquisition date.

The Company recorded transaction costs of $1.5 million in connection with the Bluma acquisition as Selling, general and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
See sections (vi) and (vii) below for Year-of-Acquisition Contributed Revenue and Net Income (Loss) and Unaudited Pro Forma Information, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(iii) Cultivate

On September 2, 2021, the Company completed the acquisition of 100% of the membership interests of Cultivate. As a result of this acquisition, the Company holds additional licenses to cultivate, process, transport and dispense medical and adult-use cannabis in the state of Massachusetts, bringing the Company’s dispensary presence in Massachusetts to four (4), as of the date of acquisition. As of December 31, 2021, the Company had recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed were recorded as adjustments to those assets and liabilities and residual amounts were allocated to goodwill. During the year ended December 31, 2021, the Company recorded MPAs related to property and equipment, short-term liabilities and deferred taxes, which resulted in a net reduction in goodwill of $0.7 million. During the year ended December 31, 2022, the Company recorded MPAs related to property and equipment, deferred consideration, licenses and deferred taxes, which resulted in a net increase in goodwill of $0.4 million. As the measurement period ended September 2, 2022, no amounts are subject to additional adjustments as of December 31, 2022.
Consideration for the acquisition included 4.8 million SVS issued as of the acquisition date.
The Company recorded transaction costs of $1.6 million in connection with the Cultivate acquisition as Selling, general and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
See sections (vi) and (vii) below for Year-of-Acquisition Contributed Revenue and Net Income (Loss) and Unaudited Pro Forma Information, respectively.
(iv) Cure Penn

On November 24, 2021, the Company announced that it had completed the acquisition of 100% of the membership interests of Cure Penn. As a result of this acquisition, the Company holds additional licenses to dispense medical cannabis in the state of Pennsylvania, bringing the Company’s dispensary presence in Pennsylvania to eight (8) as of the date of acquisition. As of December 31, 2021, the Company had recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed were recorded as adjustments to those assets and liabilities and residual amounts were allocated to goodwill. During the year ended December 31, 2022, the Company recorded an MPA related to a working capital adjustment, which resulted in a net increase in goodwill of $0.1 million. As the measurement period ended November 25, 2022, no amounts are subject to additional adjustments as of December 31, 2022.
Consideration for the acquisition included 6.2 million SVS issued as of the acquisition date.
See sections (vi) and (vii) below for Year-of-Acquisition Contributed Revenue and Net Income (Loss) and Unaudited Pro Forma Information, respectively.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(v) Laurel Harvest

On December 9, 2021, the Company announced that it had completed the acquisition of 100% of the membership interests of Laurel Harvest. As a result of this acquisition, the Company holds additional licenses to cultivate, process, transport and dispense medical cannabis in the state of Pennsylvania, bringing the Company’s dispensary presence in Pennsylvania to nine (9) as of the date of acquisition. As of December 31, 2021, the Company had recorded preliminary estimates of the fair value of assets acquired and liabilities assumed. Any changes to the preliminary estimates of the fair value of the assets and liabilities assumed were recorded as adjustments to those assets and liabilities and residual amounts were allocated to goodwill. During the year ended December 31, 2022, the Company recorded MPAs related to deferred taxes, income taxes payable and a working capital adjustment, which resulted in a net reduction in goodwill of $1.5 million. As the measurement period ended December 10, 2022, no amounts are subject to additional adjustments as of December 31, 2022.
Consideration for the acquisition included 8.4 million SVS issued as of the acquisition date.
The Company recorded transaction costs of $1.1 million in connection with the Laurel Harvest acquisition as Selling, general and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2021.
See sections (vi) and (vii) below for Year-of-Acquisition Contributed Revenue and Net Income (Loss) and Unaudited Pro Forma Information, respectively.
(vi) Year-of-Acquisition Contributed Revenue and Net Income (Loss)

The unaudited table below summarizes contributed Revenue and Net income (loss) for the year ended December 31, 2021:

($ in thousands)	Verdant (i)	Bluma (ii)	Cultivate (iii)	Cure Penn (iv)	Laurel Harvest (v)	Total

Contributed revenue	$26,547	$26,642	$29,279	$2,966	$328	$85,762
Net income (loss)	5,352	(8,382)	14,944	(50)	(136)	$11,728
(vii) Unaudited Pro Forma Information - Significant 2021 Acquisitions
The following unaudited pro forma financial information reflects the combined results of operations of Cresco Labs Inc. and the pre-acquisition results of entities acquired by Cresco Labs Inc. during the year ended December 31, 2021, as though the acquisitions occurred as of January 1, 2020:

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

	For the year ended December 31, 2021
	Cresco Labs Inc.	Verdant (i)	Bluma (ii)	Cultivate (iii)	Cure Penn (iv)	Laurel Harvest (v)	Total
($ in thousands)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pro forma revenue	$821,682	$2,677	$7,906	$39,033	$29,281	$1,966	$902,545
Pro forma net income:
Pre-acquisition net income		(846)	(13,784)	4,550	8,161	(2,121)
Pro forma adjustments:
(a) Transaction costs		399	1,461	1,555	439	1,081
(b) Post-acquisition share-based compensation		—	2,440	—	—	—
(c) Intangible amortization		(150)	(599)	(860)	(355)	(68)
Total pro forma adjustments		$250	$3,302	$695	$84	$1,013
Total pro forma net income	$(296,834)	$(596)	$(10,482)	$5,245	$8,245	$(1,109)	$(295,531)

(a) includes removal of transaction costs as they will be reflected as of the beginning of the earliest period presented (January 1, 2020). These costs were included as Selling, general and administrative expenses in the Consolidated Statements of Operations.
(b) includes removal of post-acquisition share-based compensation expense related to warrants issued, replacement shares and replacement RSU awards recorded related to the Bluma acquisition. These costs were included as Selling, general and administrative expenses in the Consolidated Statements of Operations.
(c) includes estimated amortization expense on intangible assets acquired. These costs were recorded in Cost of goods sold and Selling, general and administrative expenses in the Consolidated Statements of Operations.

	For the year ended December 31, 2020
	Cresco Labs Inc.	Verdant (i)	Bluma (ii)	Cultivate (iii)	Cure Penn (iv)	Laurel Harvest (v)	Total
($ in thousands)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Pro forma revenue	$476,251	$15,195	$12,338	$22,965	$29,119	$1	$555,869
Pro forma net income:
Pre-acquisition net income		(1,982)	(25,998)	772	8,384	(650)
Pro forma adjustments:
(a) Transaction costs		(399)	(1,461)	(1,555)	(439)	(1,081)
(b) Post-acquisition share-based compensation		—	(2,440)	—	—	—
(c) Intangible amortization		(171)	(853)	(3,483)	(387)	(73)
Total pro forma adjustments		$(571)	$(4,754)	$(5,037)	$(826)	$(1,153)
Total pro forma net income	$(92,771)	$(2,553)	$(30,752)	$(4,266)	$7,558	$(1,803)	$(124,587)
(a) includes transaction costs related to acquisitions (reflected as of January 1, 2020).
(b) includes post-acquisition share-based compensation expense related to warrants issued, replacement shares and replacement RSU awards recorded related to the Bluma acquisition.
(c) includes estimated amortization expense on intangible assets acquired.

(b)Deferred and Contingent Consideration, short-term
The following is a summary of Deferred and contingent consideration balances as of December 31, 2022 and 2021, which are classified as short-term:

($ in thousands)	2022	2021
Cultivate contingent consideration, short-term	$—	$33,969
Laurel Harvest deferred consideration, short-term	47,821	37,847
Total Deferred and contingent consideration, short-term	$47,821	$71,816

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
The Company recorded a contingent consideration in conjunction with the acquisition of Cultivate in the third quarter of 2021. The former owners of Cultivate were entitled to an earnout, based on Cultivate’s adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”), a non-GAAP financial measure, of up to $68.0 million. During the first quarter of 2022, the Company remeasured the fair value of the contingent consideration, increasing the value from $34.0 million to $39.6 million. The loss related to the earnout adjustment is included in Other income, net in the Consolidated Statements of Operations. During the second quarter of 2022, the Company paid the former owners of Cultivate a total of $39.6 million, settled in cash of $4.9 million and 5.3 million SVS.
In the fourth quarter of 2021, Cresco recorded a $37.9 million short-term deferred consideration and a $9.0 million long-term deferred consideration, for a total of $46.9 million deferred consideration related to the Laurel Harvest acquisition. Total deferred consideration is payable on or before the 18-month anniversary of the acquisition, with accelerated payments required for each of five (5) new dispensaries opened during the 18-month earnout period. In the first quarter of 2022, the Company reclassified $9.0 million of deferred consideration from long-term deferred consideration to short-term due to projected dispensary opening dates and was further adjusted to $47.8 million based on our current expectation of the value of the liability. For the year ended December 31, 2022, $0.9 million of expense was recorded to Interest expense, net in the Consolidated Statements of Operations.
(c)Deferred Consideration, long-term

The following is a summary of Deferred consideration as of December 31, 2022 and 2021, which is classified as long-term:

($ in thousands)	2022	2021
Valley Agriceuticals, LLC (“Valley Ag”) operating cash flows deferred consideration	$7,770	$8,577
Laurel Harvest deferred consideration	—	9,074
Total Deferred consideration, long-term	$7,770	$17,651

As of December 31, 2022, the total estimated liability related to the Valley Ag acquisition of $7.8 million is based on the present value of expected payments associated with the future cash flows of Valley Ag. During the year ended December 31, 2022, the Company recorded the $0.8 million decrease in deferred consideration value to Interest expense, net in the Consolidated Statements of Operations.
In the fourth quarter of 2021, the Company recorded $9.0 million of long-term deferred consideration related to the Laurel Harvest acquisition. During the first quarter of 2022, the Company reclassified $9.0 million of long-term deferred consideration to short-term deferred consideration, as noted above.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(d)    Dispositions

On March 30, 2021, the Company completed the divestiture of the 180 Smoke and related intercompany receivables to Spyder Cannabis Inc. and Plant-Based Investment Corp. for approximately $1.1 million, after certain adjustments. The sale resulted in a loss of $0.8 million for the year ended December 31, 2021 and is classified as a component of Other income, net, in the Consolidated Statement of Operations. At the time of sale, the Company recognized an additional loss of $0.3 million for accumulated foreign currency translation loss previously included in Other comprehensive loss, which is included within Other income, net, in the Consolidated Statement of Operations.
(e)    Pending Acquisitions
On March 23, 2022, the Company entered into a definitive arrangement agreement (“Arrangement Agreement”) with Columbia Care Inc. (“Columbia Care”) to acquire all of the issued and outstanding shares of Columbia Care pursuant to a statutory plan of arrangement (the “Arrangement”), in an all-share transaction (the “Columbia Care Transaction”). Under the terms of the Arrangement Agreement, holders of common shares of Columbia Care will receive 0.5579 SVS of Cresco Labs for each Columbia Care share, subject to adjustment. The shareholders of Columbia Care voted in favor of a special resolution to approve the Arrangement on July 8, 2022. The Columbia Care Transaction is expected to close in the second quarter of 2023. The Company continues to work toward successful regulatory approvals to complete the transaction, which are beyond the control of the Company, including required divestitures identified in several states as discussed below.
(f)    Pending Dispositions
While divestitures will be required for state regulatory approvals of the Columbia Care Transaction, the scope and financial impact of any divestitures cannot be quantified at this time. On November 4, 2022, the Company entered into a definitive agreement to divest certain New York, Illinois, and Massachusetts assets (the “Assets”) of Cresco Labs and Columbia Care to entities owned and controlled by Sean “Diddy” Combs, (the “Combs Transaction”) for total consideration of $185.0 million (the “Purchase Price”). The divestiture of the Assets is required for Cresco Labs to close its previously announced acquisition of Columbia Care and is expected to close concurrently with the closing of the Columbia Care Transaction. The purchasing entities will acquire certain Cresco Labs and Columbia Care assets in New York, Illinois, and Massachusetts. A portion of the Purchase Price is payable upon closing of the Combs Transaction, subject to adjustments contained in the definitive agreements, and will be comprised of approximately $110.0 million in cash and approximately $45.0 million of seller notes. The remaining portion of the Purchase Price is payable post-closing of the Combs Transaction upon achievement of certain short-term, objective, and market-based milestones. The following combination of Cresco Labs (“CL”) and Columbia Care (“CC”) assets will be divested in the Combs Transaction:
• New York: Brooklyn (CC), Manhattan (CC), New Hartford (CL), and Rochester (CC) retail assets and Rochester (CC) production asset.
• Massachusetts: Greenfield (CC), Worcester (CL), and Leicester (CL) retail assets and Leicester (CL) production asset.
• Illinois: Chicago – Jefferson Park (CC) and Villa Park (CC) retail assets and Aurora (CC) production asset.
The closing of the divestitures noted above is subject to certain closing conditions in the definitive agreements, including the receipt of all required regulatory approvals; clearance under the Hart-Scott-Rodino Antitrust Improvements Act; and the closing of the Columbia Care Acquisition. The divestiture listed do not meet the criteria to be classified as held for sale as of December 31, 2022 due to the closing conditions noted above, many of which are beyond the control of the Company.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 11. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of December 31, 2022 and 2021:

($ in thousands)	2022	2021
Senior Loan	$400,000	$400,000
Interest payable	9,500	9,711
Financing liability	96,917	97,797
Total borrowings and interest payable	$506,417	$507,508
Less: Unamortized debt issuance costs	(18,550)	(22,501)
Less: Short-term borrowings and interest payable	(9,500)	(9,711)
Less: Current portion of financing liability	(9,312)	(10,217)
Total Long-term notes and loans payable, net	$469,055	$465,079
(a)Senior Loan and Amended Term Loan
On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100 million, with the option to increase the principal amount to $200 million. Of the $100 million Term Loan commitment, $92.4 million was committed by Tranche A lenders (the “Tranche A Commitment”) and $7.6 million was committed by Tranche B lenders (the “Tranche B Commitment”).
The Tranche A Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly and had a stated maturity of July 22, 2021. The Tranche B Commitment accrued interest at a rate of 13.2% per annum, payable in cash quarterly and had a stated maturity of January 22, 2022. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan were 17.0% and 16.1%, respectively. The Company capitalized $5.5 million and $0.4 million, respectively, of borrowing costs related to the Tranche A Commitment and Tranche B Commitment.
On December 11, 2020, the Company entered into an amendment to exercise the mutual option to increase the principal amount to $200 million and refinance the existing Term Loan and the Opaskwayak Cree Nation Loan (the “OCN Loan”), resulting in one amended term loan (the “Amended Term Loan”). As a result of the non-substantial debt modification of the existing Term Loan and the OCN Loan, $0.2 million in financing fees were expensed and $0.8 million of deferred financing fees were written off. Of the $200 million Amended Term Loan commitment, $11.7 million was committed by non-extending lenders (the “Non-Extending Lenders Commitment”), $97.3 million was committed by extending lenders (the “Extending Lenders Commitment”) and $91.0 million was committed by increasing lenders (the “Increasing Lenders Commitment”). The Company accelerated principal repayments of $5.4 million and $1.0 million to the OCN Loan lender and certain exiting Term Loan lenders, respectively.
The Non-Extending Lenders Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly. The Extending Lenders Commitment and Increasing Lenders Commitment (the “Extending and Increasing Lenders Commitment”) accrued interest at a rate of 12.0% per annum, payable in cash quarterly. The Company’s effective interest rates for the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment were 17.7% and 15.8%, respectively.
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400 million (the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the existing Amended Term Loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector. As a result of the extinguishment of the Amended Term Loan, loss on debt

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
extinguishment of $18.0 million was recognized in Other (expense) income, net, in the Consolidated Statements of Operations for the year ended December 31, 2021.
The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities.
The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $50.0 million and to ensure that the Fixed Charge Coverage Ratio; defined as the ratio of (a) consolidated EBITDA less unfinanced capital expenditures; restricted payments, as defined by the loan agreement; and federal, state, provincial, local and foreign income taxes to (b) consolidated fixed charges; is not less than 2 to 1.
The Company may prepay in whole or in part the Senior Loan at any time prior to the stated maturity date, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified prepayment premium equal to the present value of all principal and interest payments of the loan remaining until the applicable scheduled maturity date as defined by the loan agreement) and all accrued and unpaid interest and fees. Interest expense is discussed in Note 19.

As discussed in Note 10, on March 23, 2022, the Company announced it had entered into the Arrangement Agreement with Columbia Care to acquire all of the issued and outstanding shares of Columbia Care. On March 23, 2022, Cresco entered into a consent agreement with respect to the Senior Loan pursuant to which certain amendments were made to the Senior Loan which are conditional and effective on the closing of the Arrangement (the “Amended Senior Loan”). The Amended Senior Loan permits the Arrangement, Cresco’s assumption of certain Columbia Care debt and certain proposed asset sales in connection with the Arrangement, in each case, on and subject to the terms and conditions of the Amended Senior Loan.
(b)    Financing Liabilities
The Company recognized financing liabilities in relation to sale and leaseback transactions. For the years ended December 31, 2022 and 2021, the incremental borrowing rates range from 11.3% to 17.5% and 11.2% to 17.5%, respectively. The remaining terms were between 10.4 and 17.5 years and between 8.1 and 18.5 years for the same periods. The interest expense associated with financing liabilities is discussed in Note 19.

NOTE 12. REVENUES AND LOYALTY PROGRAMS
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the years ended December 31, 2022 and 2021:

($ in thousands)	2022	2021
Wholesale	$367,222	$414,908
Dispensary	475,459	406,774
Total Revenues	$842,681	$821,682

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were 10.7% and 7.0% of gross revenue during the years ended December 31, 2022 and 2021, respectively. The Company does not enter into long-term sales contracts.
(b)Loyalty Programs
In the states of Illinois, Arizona, Pennsylvania, New York, Florida and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. Loyalty points may be redeemed by customers for a range of $0.01 to $0.10 off of future purchases. The Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.04 per loyalty point, inclusive of breakage expectations. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of December 31, 2022 and 2021, there were 126.1 million and 94.1 million points outstanding, respectively, with an approximate value of $2.1 million and $1.3 million, respectively. The Company expects outstanding loyalty points to be redeemed within 1 year.

NOTE 13. OTHER INCOME, NET
For the years ended December 31, 2022 and 2021, Other income, net consisted of the following:

($ in thousands)	2022	2021
Unrealized gain on derivative liabilities - warrants	$1,184	$16,669
(Loss) gain on derivative instruments	(5,698)	23,909
Gain (loss) on provision - loan receivable	572	(753)
Unrealized loss on investments held at fair value	(4,609)	(7,135)
Loss on debt extinguishment	—	(17,987)
Gain (loss) on conversion of investment	22	(880)
Gain (loss) on disposition of assets	14,711	(6)
Gain (loss) on foreign currency	931	(1,228)
Gain (loss) on lease termination	4,876	(43)
Other income, net	3,238	485
Total Other income, net	$15,227	$13,031
See Note 11 for additional information on Loss on debt extinguishment. See Note 4 for additional information on Gain (loss) on disposition of assets.

NOTE 14. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel
Related parties, including key management personnel, hold 89.9 million Redeemable Units of Cresco Labs, LLC, which is equal to a deficit of $24.7 million of Non-controlling interests as of December 31, 2022. During the years ended December 31, 2022 and 2021, 74.4% and 84.7%, respectively, of required tax distribution payments in accordance with the tax receivable agreement to holders of Cresco Labs, LLC were made to related parties including to key management personnel.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(b)Related Parties – Debt
On August 12, 2021, the Company closed on a Senior Loan agreement, the proceeds from which were used to retire the then-existing term loan. Upon entering the Senior Loan agreement, the Company had no borrowings with related parties. Prior to the closing of the Senior loan, the Company had borrowings with related parties related to the Amended Term Loan. The balance of the Amended Term Loan as of December 31, 2021 was $nil as payments of $16.6 million were made in the third quarter of 2021 to repay this debt. During the years ended December 31, 2022 and 2021, the Company recorded interest expense related to borrowings with related parties of $nil and $1.2 million, respectively. As of December 31, 2022 and 2021, the Company had no interest payable related to debt with related parties. See Notes 11 and 19 for additional details.
Prior to the new Senior Loan agreement, related party lenders included Charles Bachtell, Chief Executive Officer and member of the Board; Robert Sampson, member of the Board; Global Green Debt, LLC which is owned by Randy Podolsky, member of the Board; Calti, LLC which is owned by Joe Caltabiano, owner of 11.8% of the Company’s outstanding Redeemable Units; McCormack Capital which is owned by Brian McCormack, MVS shareholder; CL Debt which is owned by Dominic Sergi, MVS shareholder; a holder of minority interest in MedMar, Inc. (“MedMar”); and Vero Management LLC which is owned by individuals owning 21.9% of the Company’s outstanding Redeemable Units.
(c)Related Parties – Leases
For the years ended December 31, 2022 and 2021, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in SLO Cultivation, Inc. (“SLO”) and MedMar. The lease liabilities were incurred in January 2019 and May 2020 and were to expire in 2027 through 2030, except for the leases associated with SLO minority interest holders (“SLO Leases”). During the second quarter of 2022, the Company exercised its early termination right to reduce the SLO Leases term to 180 days. This early termination resulted in a reduction in lease liability and ROU assets. The ROU asset was reduced to $nil. Due to differences in carrying value between the lease asset and liability, a gain on lease termination of $4.9 million has been recorded for the year ended December 31, 2022, which is included in Other income (expense), net, in the Consolidated Statements of Operations. The remaining liability for the SLO Leases expired in the fourth quarter of 2022.
The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. During the years ended December 31, 2022 and 2021, the Company received tenant improvement allowance reimbursements of $1.4 million and $nil, respectively. The Company expects to receive further reimbursements of $0.8 million within the next twelve months.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
Below is a summary of the expense resulting from the related party lease liabilities for the years ended December 31, 2022 and 2021:

		Year Ended December 31,
($ in thousands)	Classification	2022	2021
Operating Leases
Lessor has minority interest in SLO	Rent expense	$513	$1,563
Lessor has minority interest in MedMar	Rent expense	288	238
Lessor is an MVS shareholder	Rent expense	1,187	1,168

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$306	$277
Lessor has minority interest in MedMar	Interest expense	270	310
Lessor is an MVS shareholder	Depreciation expense	81	74
Lessor is an MVS shareholder	Interest expense	76	88
Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of December 31, 2022 and 2021:

	As of December 31, 2022		As of December 31, 2021
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in SLO	$—	$—	$6,996	$11,938
Lessor has minority interest in MedMar	1,415	1,456	1,525	1,549
Lessor is an MVS shareholder	5,849	5,907	6,314	4,867

Finance Leases
Lessor has minority interest in MedMar	$2,034	$2,452	$2,137	$2,457
Lessor is an MVS shareholder	596	555	616	1,063

During both the years ended December 31, 2022 and 2021, the Company recorded interest expense on finance liabilities of $0.3 million. As of December 31, 2022 and 2021, the Company had finance liabilities totaling $1.5 million. The incremental borrowing rate for these liabilities is 17.2%. All finance liabilities outstanding are due to an entity controlled by an MVS shareholder.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 15. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits, except as disclosed below, that could reasonably be expected to have a material effect on the results of the Company’s results of operations, financial positions or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.
During the year ended December 31, 2020, a former executive of the Company commenced proceedings against the Company. On January 29, 2021, the Company commenced an action in the Supreme Court of British Columbia against various parties, including this former executive and a special purpose acquisition entity. On February 1, 2021, a binding settlement was reached, and the terms were memorialized in an agreement as of March 1, 2021. The agreed-upon terms included a payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. As contemplated by the settlement, the Company discontinued the action on February 4, 2021, and a mutual release of claims resulted. At December 31, 2020, the Company had recorded an estimated liability, based on certain assumptions impacting the value of the settlement and benefits to the Company, of $13.6 million for this settlement within Accounts payable and other accrued expenses, in accordance with ASC 450.
The payment of 1.3 million SVS was made during the first quarter of 2021. The settlement and payment resulted in an increase to share capital of $15.8 million, a non-solicitation and cooperation agreement intangible asset of $3.0 million to be amortized over two years, and litigation accrual adjustment of $0.8 million in Selling, general and administrative expense to adjust the settlement expense from $13.6 million to $12.8 million. The fair value of the non-solicitation and cooperation agreement intangible asset was estimated using the with-or-without method. The with-and-without method estimates the value of an intangible asset by quantifying the loss of economic profits under a hypothetical condition where only the subject intangible does not exist and needs to be re-created. Projected revenues, operating expenses and cash flows are calculated in each “with” and “without” scenario and the difference in the cash flow is discounted to present value.
(b)Contingencies
The Company’s operations are subject to a variety of federal, state and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of December 31, 2022 and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.
(c)Commitments
As of December 31, 2022, the Company had total commitments of $19.0 million related to material construction projects. During the first quarter of 2022, pursuant to the Illinois Cannabis Regulation and Tax Act, the Company issued an additional $0.2 million in loans to an Illinois company which has secured Craft Grower Licenses to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. These loans are discussed in Note 16. These loans fully satisfy the Company’s funding

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
requirements under Illinois Cannabis Regulation and Tax Act; however, the Company may elect to fund similar loans in the future.
The Company has employment agreements with key management personnel which include severance in the event of termination totaling approximately $4.6 million with additional equity and/or benefit compensation.

NOTE 16. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or ECLs, as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2022 and 2021 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
There have been no transfers into or out of level 3 during the years ended December 31, 2022 and 2021.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
The following tables summarize the Company’s financial instruments as of December 31, 2022 and 2021:

	December 31, 2022
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$119,341	$—	$—	$—	$119,341
Restricted cash[1]	2,169	—	—	—	2,169
Security deposits[2]	4,367	—	—	—	4,367
Accounts receivable, net	56,492	—	—	—	56,492
Loans receivable, short-term	447	—	—	—	447
Loans receivable, long-term	823	—	—	—	823
Investments	—	136	432	660	1,228

Financial Liabilities:
Accounts payable	$28,093	$—	$—	$—	$28,093
Accrued liabilities	65,161	—	—	—	65,161
Short-term borrowings	18,812	—	—	—	18,812
Current portion of lease liabilities	26,124	—	—	—	26,124
Deferred consideration and other payables, short-term	6	7	—	47,821	47,834
Lease liabilities	156,180	—	—	—	156,180
Deferred consideration, long-term	—	—	—	7,770	7,770
Long-term notes payable and loans payable	469,055	—	—	—	469,055
Other long-term liabilities	7,000	—	—	—	7,000
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

	December 31, 2021
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$223,543	$—	$—	$—	$223,543
Restricted cash[1]	2,559	—	—	—	2,559
Security deposits[2]	3,941	—	—	—	3,941
Accounts receivable, net	43,379	—	—	—	43,379
Loans receivable, short-term	747	—	—	565	1,312
Loans receivable, long-term	505	—	—	—	505
Investments	—	4,710	542	660	5,912

Financial Liabilities:
Accounts payable	$32,278	$—	$—	$—	$32,278
Accrued liabilities	95,442	—	—	—	95,442
Short-term borrowings	19,928	—	—	—	19,928
Current portion of lease liabilities	20,792	—	—	—	20,792
Deferred consideration, contingent consideration and other payables, short-term	5	12	—	71,816	71,833
Derivative liabilities, short-term	—	—	—	1,172	1,172
Lease liabilities	118,936	—	—	—	118,936
Deferred consideration, long-term	—	—	—	17,651	17,651
Long-Term Notes Payable and Loans Payable	465,079	—	—	—	465,079
Other long-term liabilities	7,001	—	—	—	7,001
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.
The following table presents a rollforward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

December 31, 2022
Level 3 Fair Value Measurements
($ in thousands)	Loans receivable, short-term	Investments	Deferred consideration and other payables, short-term	Derivative liabilities, short-term	Deferred consideration, long-term
Balance as of December 31, 2021	$565	$660	$71,816	$1,172	$17,651
Change in fair value recorded in Interest expense, net	—	—	900	—	(881)
Change in fair value recorded in Other income, net	—	—	5,647	(1,172)	—
Payments	(1,837)	—	(39,542)	—	—
Change in fair value recorded in Selling, general and administrative	1,272	—	—	—	—
Other[1]	—	—	9,000	—	(9,000)
Balance as of December 31, 2022	$—	$660	$47,821	$—	$7,770
1 Other relates to reclassifications from long-term to short-term due to the projected dispensary opening dates.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

December 31, 2021
Level 3 Fair Value Measurements
($ in thousands)	Loans receivable, short-term	Loans receivable, long- term	Investments	Deferred consideration and other payables, short-term	Derivative liabilities, short-term	Derivative liabilities, long-term	Deferred consideration and contingent, long-term
Balance as of December 31, 2020	$1,517	$20,019	$119	$19,093	$—	$17,505	$7,247
Additions	—	—	593	69,099	—	—	9,026
Change in fair value recorded in Interest expense, net	—	—	—	196	27	(223)	1,378
Change in fair value recorded in Other income, net	—	—	—	(14,743)	(11,897)	(4,231)	—
Payments	(400)	—	—	(1,829)	—	—	—
Settlement	—	(20,019)	(52)	—	—	(9)	—
Change in fair value recorded in Selling, general and administrative	(552)	—	—	—	—	—	—
Other[1]	—	—	—	—	13,042	(13,042)	—
Balance as of December 31, 2021	$565	$—	$660	$71,816	$1,172	$—	$17,651
1 Other relates to reclassifications from long-term to short-term due to the projected dispensary opening dates.

(a)Loans receivable, short-term
The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of December 31, 2022 and 2021:

($ in thousands)	Valuation classification	December 31, 2022	December 31, 2021
Short-term loans receivable - Lighthouse	Fair value	$—	$565
Short-term loans receivable - Other, net of ECL	Amortized cost	447	—
Interest receivable	Amortized cost	—	747
Total Loans receivable, short-term		$447	$1,312

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(i)Lighthouse Loan
On August 12, 2019, the Company issued a secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. The loan was amended in March 2021 to extend the maturity date from February 2021 to February 2022. During the first quarter of 2022, the Company received payment for the outstanding balance and accrued interest.

(ii)Other Loans

In connection with the acquisition of Origin House, the Company assumed a long-term loan receivable with a balance of $0.4 million as of December 31, 2021. The entire balance was reclassified to loans receivable, short-term as of December 31, 2022 as payment is expected during 2023.
(b)Loans receivable, long-term

($ in thousands)	Valuation classification	December 31, 2022	December 31, 2021
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$823	$100
Long-term loans receivable - Other, net of ECL	Amortized cost	—	405
Total Loans receivable, long-term		$823	$505

(i)Illinois Incubator Loans

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License, was fully funded on July 20, 2021 and matures on July 20, 2026. The remaining loans of $1.2 million were fully funded on March 21, 2022 and matures on July 20, 2027. The loans are measured at amortized cost and bear no interest.
(ii)Other Loans

In connection with the acquisition of Origin House, the Company assumed a loan receivable with a balance of $0.4 million as of December 31, 2021, which was reclassified to loans receivable, short-term as of December 31, 2022 as discussed above.
(c)Share Purchase Warrants

As of December 31, 2022, all share purchase warrants have expired, leaving none outstanding. At December 31, 2021, the Company had 9.8 million warrants outstanding, of which 4.2 million warrants were classified as current liabilities. 3.7 million of these liability-classified warrants were from issuances to underwriters associated with the September 2019 financing.
In the second quarter of 2022, the Company reduced the fair value of the liability-classified warrants to $nil, resulting in a mark-to-market gain of $1.2 million for the year ended December 31, 2022. The gain was driven by changes in the Company’s share price, volatility and the remaining expected life of the warrants. During the third quarter of 2022, all liability-classified warrants expired. For the year ended December 31, 2021, the Company recorded a mark-to-market gain of $16.7 million due to changes in the Company’s share prices, volatility and remaining expected life; additionally, the Company recorded a $0.3 million unrealized loss on foreign exchange.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

All warrants classified as derivative liabilities are measured at fair value. As of December 31, 2021, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

2021
Risk-free annual interest rate	0.15%
Expected annual dividend yield	0.0%
Expected stock price volatility	47.3%
Expected life of stock warrants	< 1 year
Forfeiture rate	0%
Share price at period end	$6.62
Strike price at period end	$9.86
Volatility was calculated by using the Company’s historical share volatility. Prior to 2021, volatility was calculated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies. The change in volatility rate was made because the Company now has a reasonable observable history of volatility to use a company-specific rate, whereas in the past it did not. The impact of the change in volatility rates resulted in a one-time gain of $5.2 million, which is included in Other income (expense), net on the Consolidated Statements of Operations for the year ended December 31, 2021. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time before warrants expire. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2022 and 2021 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on our Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but were not voted on within the U.S. Senate, and would need to be reintroduced by the new Congress. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.
The Company’s aging of Accounts receivables as of December 31, 2022 and 2021 was as follows:

($ in thousands)	2022	2021
0 to 60 days	$49,303	$37,750
61 to 120 days	6,118	4,309
120 days +	3,698	3,540
Total accounts receivable, gross	59,119	45,599
Allowance for doubtful accounts	2,627	2,220
Total accounts receivable, net	$56,492	$43,379
For the years ended December 31, 2022 and 2021, the Company recorded bad debt expense of $0.4 million and $1.0 million, respectively, to account for ECL and recorded an additional $1.9 million and $0.3 million, respectively, in bad debt related to invoice write-offs.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2022, the Company had working capital (defined as current assets less restricted cash, less

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
current liabilities) of $43.0 million. The Company expects to continue to raise capital to fund operations and the expansion of its business.
In addition to the commitments outlined in Note 15, the Company has the following contractual obligations as of December 31, 2022:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & Accrued liabilities	$93,254	$—	$—	$93,254
Deferred consideration, contingent consideration and other payables, short-term	47,834	—	—	47,834
Deferred consideration, long-term	—	7,770	—	7,770
Long-term notes payable and loans payable and Short-term borrowings	18,812	—	469,055	487,867
Other long-term liabilities			7,000	7,000
Total obligations as of December 31, 2022	$159,900	$7,770	$476,055	$643,725

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of December 31, 2022 and 2021, the Company’s financial assets and liabilities are primarily in USD. However, from time to time some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded a $0.9 million gain in foreign currency exchanges during the year ended December 31, 2022 and a $1.2 million loss in foreign currency exchanges during the year ended December 31, 2021. See Note 13 for additional details.
As of December 31, 2022 and 2021, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net. The Company’s Senior Loan accrues interest at a rate of 9.5%, per annum and has an effective interest rate of 11.0%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to Deferred consideration, contingent consideration and other payables, short-term and Derivative liabilities, short-term with a corresponding change to Other income, net.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
(iv)Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to IRC Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 20 for the Company’s disclosure of uncertain tax positions.
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operation of the Company's business.
(vi)Novel Coronavirus (“COVID-19”) Risk
COVID-19 was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the U.S. Food and Drug Administration. As of December 31, 2022, the vaccine is widely available, however, there remains significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.
(vii) Inflation Risk
The Company has experienced increased inflationary pressures, including increased cultivation costs, distribution costs and operating expenses, which adversely has impacted our operating results. The Company expects these inflationary pressures to continue in 2023. The Company maintains strategies to mitigate the impact of higher raw material, energy and commodity costs, which include cost reduction, sourcing and other actions, which may help to offset a portion of the adverse impact.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 17. VARIABLE INTEREST ENTITIES
The following table presents the summarized financial information about the Company’s consolidated VIEs which are included in the Consolidated Balance Sheets as of December 31, 2022 and 2021. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements and is subject to the risk and rewards as a primary beneficiary:

	December 31, 2022	December 31, 2021
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$17,506	$9,850
Non-current assets	$63,212	$63,320
Current liabilities	$(3,158)	$(9,476)
Non-current liabilities	$(108,113)	$(86,124)
Deficit attributable to Cresco Labs Inc.	$(30,553)	$(22,430)
The following table presents the summarized financial information about the Company’s consolidated VIEs which are included in the Consolidated Statements of Operations for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$12,659	$4,031
Net income (loss) attributable to Cresco Labs Inc.	$(8,617)	$(9,120)
Net income (loss)	$(8,617)	$(9,120)

NOTE 18. SEGMENT INFORMATION
The Company operates in one segment, the cultivation, manufacturing, distribution and sale of cannabis. The Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and the Chief Commercial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODM”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODM review certain financial information presented on a consolidated basis accompanied by information by customer and geographic region. For the years ended December 31, 2022 and 2021, the Company generated 100.0% and 99.6%, respectively, of its revenue in the U.S. with the remainder generated in Canada.

NOTE 19. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the years ended December 31, 2022 and 2021:

($ in thousands)	2022	2021
Interest expense – leases	$(3,952)	$(4,053)
Interest expense – notes and loans payable	(38,528)	(29,661)
Accretion of debt discount and amortization of deferred financing fees	(3,951)	(5,153)
Interest expense – financing activities and sale and leasebacks	(11,887)	(11,586)
Other interest expense	(198)	(1,696)
Interest income	679	938
Total Interest expense, net	$(57,837)	$(51,211)

See Note 5 for additional information regarding Interest expense – leases and Interest expense - financing activities and sale and leasebacks and Note 11 for additional information on Interest expense – notes and loans payable and Accretion of debt discount and amortization of deferred financing fees.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 20. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as state income tax purposes for all states except California, Maryland, Michigan and Massachusetts. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states do not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its income tax returns in these states.
The Company intends to be treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company will be subject to taxation both in Canada and the U.S.
Provision for income taxes consists of the following for the years ended December 31, 2022 and 2021:

($ in thousands)	2022	2021
Current
Federal	$69,240	$51,815
State	24,341	23,337
Foreign	—	—
Total current	$93,581	$75,152

Deferred
Federal	$(8,332)	$(29,445)
State	(9,858)	(14,043)
Foreign	1,190	5,759
Total deferred	$(17,000)	$(37,729)

Change in valuation allowance	$12,357	$2,684
Total	$88,938	$40,107

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
As of December 31, 2022 and 2021, the components of deferred tax assets and liabilities were as follows:

($ in thousands)	2022	2021
Deferred tax assets
Share-based compensation	$1,381	$1,029
Financing fees	1,291	2,542
Net operating losses	43,629	36,096
Inventory	662	239
Lease liabilities	28,362	26,761
Other	386	730
Total deferred tax assets	$75,711	$67,397

Deferred tax liabilities
ROU assets	$(9,560)	$(7,824)
Property, plant and equipment	(12,393)	(11,885)
Intangible assets	(84,099)	(93,761)
Other	(1,329)	(1,948)
Total deferred tax liabilities	$(107,381)	$(115,418)

Valuation allowance	$(43,442)	$(31,085)
Net deferred tax liabilities	$(75,112)	$(79,105)
As of December 31, 2022, the Company had the following loss carryforwards:
•$63.5 million of non-capital Canadian losses which expire from 2038-2042, which are fully offset by valuation allowance.
•$52.2 million of U.S. federal net operating losses which have an indefinite carryforward period, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. $45.7 million of U.S. federal net operating loss carryforwards are offset by valuation allowance.
•$184.3 million of state net operating losses, which expire in 2038-2042, a portion of which are not recorded as the Company does not consider these to be more-likely-than-not to be realized. $180.8 million of state net of state net operating loss carryforwards are offset by valuation allowance.

As of December 31, 2021, the Company had $66.1 million of non-capital Canadian losses, fully offset by valuation allowance; $30.8 million of U.S. federal net operating losses which have an indefinite carryforward period, $0.4 million offset by valuation allowance; $138.3 million of state net operating losses, which expire from 2038-2041, $128.0 million offset by valuation allowance.
A valuation allowance to reflect management’s estimate of the temporary deductible differences that may expire prior to their utilization has been recorded at December 31, 2022 and 2021. During 2021 and 2022, the Company maintained a full valuation allowance against its net Canadian deferred tax assets, as losses are generated in Canada with no projection of future taxable income. As of December 31, 2022, the Company recorded a full valuation allowance against its net deferred tax assets at entities operating in California.
In 2022, the Company reduced its tax asset related to the step-up in basis from shareholder redemptions under the tax receivable agreement for Cresco Labs LLC by $1.2 million. The Company also recognized in equity a reduction to the tax receivable agreement liability of $0.6 million related to estimated payables to certain shareholders.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
In 2022, the Company recorded measurement period adjustments of $0.4 million to the deferred tax liabilities recorded through goodwill related to the acquisition of Bluma, Cultivate and Laurel Harvest.
The reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

($ in thousands)	2022	2021
Expected income tax expense at statutory tax rate	$(26,650)	$(53,912)
Tax rate differences	(2,296)	(1,109)
Pass through and non-controlling entities	(2,183)	(7,373)
State tax expense, net	6,782	8,697
IRC Section 280E disallowance	50,521	47,100
Changes in value of deferred consideration	699	(10,103)
Loss on debt modification	—	7,554
Uncertain tax treatment (including penalties and interest)	13,245	(4,749)
Share-based compensation	2,097	3,941
Goodwill impairment	25,334	45,314
Accrued current tax penalties and interest	4,155	563
Change in valuation allowance	12,357	2,684
Change in state tax rates	4,520	622
Other	357	876
Income tax expense	$88,938	$40,107

Effective tax rate	(70.1%)	(15.6%)
During 2022, the Company adopted a tax position whereby certain expenses incurred at dispensary locations are treated as inventoriable costs for tax purposes, reducing the impact of IRC Section 280E on the 2021 tax returns and in the current period. The Company has determined that the tax benefit associated with this position does not meet the more likely than not criteria under ASC 740-10 due to the evolving interpretations of IRC Section 280E. As a result, the Company has recorded a reserve of $12.7 million for unrecognized tax benefits and accrued $0.5 million of penalties and interest related to unrecognized tax benefits as of December 31, 2022.
The Company records unrecognized tax benefits as liabilities in accordance with ASC 740 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. It is possible that additional tax distribution liabilities may become due to certain non-controlling interest members as a result of unrecognized tax benefits. While the probable amount of any future tax distribution liability cannot reasonably be estimated, the maximum future tax distribution liability associated with these unrecognized tax benefits is estimated to be $5.6 million.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in thousands)	2022	2021
Balance at January 1	$—	$4,749
Additions based on tax positions related to the current year	7,380	—
Additions for tax positions of prior years	5,366	—
Reductions for tax positions of prior years	—	(4,749)
Balance at the end of the year	$12,746	$—
The Company is currently under examination by U.S. federal, state and Canadian tax authorities. As of December 31, 2022, no additional liabilities are anticipated as a result of these examinations. With few exceptions, the Company is generally not subject to examination by tax authorities for years before 2019.

Cresco Labs Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2022 and 2021

NOTE 21. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through March 21, 2023, which is the date on which these financial statements were issued.
On February 27, 2023, the Company announced it has mutually agreed with Columbia Care Inc. to extend the outside date to complete the proposed acquisition by Cresco of Columbia Care from March 31, 2023 to June 30, 2023. The extension will allow the Companies additional time to finalize divestiture agreements and obtain the regulatory approvals required to close.
During the year ended December 31, 2022, the Company deferred payment of certain federal tax liabilities, which were related to the year ended December 31, 2021. The Company performed a review of the pertinent facts and applicable loan covenants relating to the deferral of the tax payments and such review, in the Company’s determination, supported the decision to defer such payments. The Company made a payment to the IRS of $30.9 million in the first quarter of 2023 to satisfy the 2021 tax obligations in full. It is the Company’s intention to pay its 2022 tax liability in full in 2023. See Note 11 for additional information on the Senior Loan.